NOVEMBER 17, 2005
NINE MONTHS ENDED SEPTEMBER 30, 2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
& UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
AS AT SEPTEMBER 30, 2005
(IFRS — UNAUDITED)
Vivendi Universal — IFRS — unaudited

A — NINE MONTHS ENDED SEPTEMBER 30, 2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	4
1 - 2005 MAIN DEVELOPMENTS	5
1.1 CHANGES IN SCOPE COMPLETED IN THE FIRST NINE MONTHS OF 2005	5
1.1.1 SFR: The merger of Cegetel with neuf telecom resulted in the creation of neuf Cegetel, the leading alternative fixed line telecommunications operator in France — August 2005	5
1.1.2 UMG: Divestiture of CD and DVD manufacturing facilities in the United States and Germany — May 2005	5
1.1.3 Canal+ Group: Divestiture of NC Numéricâble — March 2005	5
1.1.4 Canal+ Group: Unwinding of cross-shareholdings MultiThématiques/ Lagardère — February 2005	5
1.1.5 Maroc Telecom: Acquisition of 16% of the capital by Vivendi Universal — January 2005	5
1.2 OTHER TRANSACTIONS	6
1.2.1. IACI to exit Vivendi Universal Entertainment (VUE). IACI and Vivendi Universal agreed to end litigation — June 2005	6
1.2.2.Elektrim Telekomunikacja situation	6
1.3 EVENTS OCCURRED AFTER SEPTEMBER 30, 2005	6
1.3.1. Vivendi Universal proceeded to the early termination of the derivative structure affecting 5% of the share capital of Veolia Environnement	6
2 - NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 STATEMENT OF EARNINGS — IFRS	7
2.1. EARNINGS REVIEW	7
2.2. 2005 TARGETS	9
3 - REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004	10
3.1. REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT AS PUBLISHED FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004	10
3.2. REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT ON A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004	10
3.3. COMMENTS ON REVENUES AND EARNINGS FROM OPERATIONS FOR VIVENDI UNIVERSAL’S BUSINESS SEGMENTS	11
4 - LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES FOR THE FIRST NINE MONTHS OF 2005 AND 2004	13
4.1. OPERATING ACTIVITIES	14
4.2. INVESTING ACTIVITIES	15
4.3. FINANCING ACTIVITIES	16
4.4. CREDIT RATINGS	17
4.5. DESCRIPTION OF VIVENDI UNIVERSAL’S COVENANTS	17
5 - FORWARD LOOKING STATEMENTS	19
B — APPENDICES TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS	20
1- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2005	20
2- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2004	20
3- RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS PREPARED UNDER FRENCH GAAP TO IFRS REVENUES AND EARNINGS FROM OPERATIONS FOR THE FIRST NINE MONTHS OF 2004	21
4- RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO CASH FLOW FROM OPERATIONS FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004	21
Vivendi Universal — IFRS — unaudited

C — CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)	22
CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004	22
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	23
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004	24
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FULL YEAR 2004 AND THE FIRST NINE MONTHS OF 2005	25
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES	27
1.1. BASIS OF PREPARATION OF THE 2004 FINANCIAL INFORMATION AND OF THE FIRST NINE MONTHS OF 2005 CONSOLIDATED FINANCIAL STATEMENTS	27
1.2. PRESENTATION OF STANDARDS AND INTERPRETATIONS ADOPTED IN THE PREPARATION OF THE 2004 FINANCIAL INFORMATION AND OF THE FIRST NINE MONTHS OF 2005 CONSOLIDATED FINANCIAL STATEMENTS	27
1.3. PRINCIPLES GOVERNING THE PREPARATION OF 2004 FINANCIAL INFORMATION	28
1.4. PRESENTATION PRINCIPLES USED FOR FINANCIAL INFORMATION	34
1.5. INTERIM STATEMENTS	34
1.6. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES	34
NOTE 2. CHANGES IN SCOPE OCCURRED DURING THE FIRST NINE MONTHS OF 2005	35
2.1. ACQUISITION OF AN ADDITIONAL 16% STAKE IN MAROC TELECOM ON JANUARY 4, 2005	35
2.2. MERGER OF CEGETEL S.A.S. WITH NEUF TELECOM ON AUGUST 22, 2005	35
2.3. OTHER CHANGES IN SCOPE OCCURRED DURING THE FIRST NINE MONTHS OF 2005	35
NOTE 3. BUSINESS SEGMENT DATA	35
3.1. BUSINESS SEGMENT DATA	35
3.2. GEOGRAPHIC DATA	37
NOTE 4. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME FOR THE FIRST NINE MONTHS OF 2005 AND THE FIRST NINE MONTHS OF 2004	38
NOTE 5. PROVISION FOR INCOME TAXES FOR THE FIRST NINE MONTHS OF 2005 AND THE FIRST NINE MONTHS OF 2004	38
NOTE 6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE	39
6.1. MERGER OF CEGETEL S.A.S. WITH NEUF TELECOM	39
6.2. DIVESTITURE OF 80% OF VIVENDI UNIVERSAL ENTERTAINMENT (VUE)	40
NOTE 7. EARNINGS PER SHARE FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004	41
NOTE 8. GOODWILL AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	41
NOTE 9. CONTENT ASSETS AND LIABILITIES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	42
9.1. CONTENT ASSETS AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	42
9.2. CONTENT LIABILITIES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	44
NOTE 10. INVESTMENTS IN EQUITY AFFILIATES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	44
10.1. EQUITY AFFILIATES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	44
10.2. CHANGE IN EQUITY AFFILIATES OVER THE FIRST NINE MONTHS OF 2005	45
10.3. EQUITY ACCOUNTING OF ELEKTRIM TELEKOMUNIKACJA	45
NOTE 11. FINANCIAL ASSETS AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	45
11.1. CHANGE IN ASSETS AVAILABLE FOR SALE OVER THE FIRST NINE MONTHS OF 2005	46
11.2. CHANGE IN DERIVATIVE FINANCIAL INSTRUMENTS OVER THE FIRST NINE MONTHS OF 2005	46
11.3. ADVANCES TO EQUITY AFFILIATES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	46
11.4. CASH DEPOSITS BACKING BORROWINGS AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	46
11.5. OTHER FINANCIAL RECEIVABLES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	46
NOTE 12. INFORMATION RELATED TO SHARE CAPITAL AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	47
12.1. NUMBER OF COMMON SHARES AND VOTING RIGHTS OUTSTANDING	47
NOTE 13. LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004	47
13.1. ANALYSIS OF LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004	47
13.2. CURRENCY, MATURITY AND NATURE OF INTEREST RATE OF THE NOMINAL VALUE OF BORROWINGS AS AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2004	48
NOTE 14. SHORT-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004	49
NOTE 15. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004	49
15.1. DEPRECIATION AND AMORTIZATION FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004	49
15.2. CASH DIVIDENDS FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004	50
NOTE 16. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES	50
NOTE 17. LITIGATIONS	50
NOTE 18. SUBSEQUENT EVENTS	52
NOTE 19. RECONCILIATION OF THE CONSOLIDATED STATEMENT OF EARNINGS PREPARED UNDER FRENCH GAAP AND THE IFRS CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST NINE MONTHS ENDED SEPTEMBER 30, 2004	53
This English language translation of the first nine months operating and financial review and prospects and of the consolidated financial statements as at September 30, 2005 prepared under IFRS has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.
Vivendi Universal — IFRS — unaudited

A — NINE MONTHS ENDED SEPTEMBER 30, 2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Preliminary notes:
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The first financial statements published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.
At this prospect, consolidated financial statements for the first nine months of 2005 were prepared for the first time in application of, on the one hand, IFRS accounting and valuation principles which should be applicable in the EU and applied by the company for the establishment of the 2005 consolidated financial statements, as described in the notes of financial statements ended September 30, 2005 and of, on the other hand, the information presentation rules applicable to interim consolidated financial statements as defined in the AMF’s General Rule. They include for comparison purposes, data related to the full year of 2004 and to the first nine months of 2004, adjusted according to the same rules.
Given the remaining uncertainties concerning the standards and interpretations which will be applicable as at December 31, 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of the 2004 IFRS financial information and of the first nine months of 2005 consolidated financial statements, on final and definitive reporting of the IFRS consolidated financial statements as at December 31, 2005 and as at September 30, 2006.
Some reclassifications were done in the 2004 consolidated financial statements to permit comparison with the first nine months of 2005 consolidated financial statements. In addition, the presentation of the consolidated financial statements as at September 30, 2004 and December 31, 2004 was modified as a result of the application of IFRS 5 (please refer to note 1.3.6. to the Consolidated Financial Statements as at September 30, 2005 “Assets held for sale and discontinued operations”).
For a reconciliation of data for the first nine months of 2004 published under French GAAP to the IFRS comparative data for the first nine months of 2004, please refer to the note 19 to the Consolidated Financial Statements as at September 30, 2005 in this document.
Vivendi Universal considers the following non-GAAP measures to be important indicators of Vivendi Universal’s operating or financial performance:
•	Adjusted net income attributable to equity holders of the parent

•	Revenues and earnings from operations on a comparable basis

•	Financial net debt

•	Cash flow from operations
These measures are each defined in the appropriate section of this document or in the Appendix. They should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.
Vivendi Universal — IFRS — unaudited

1 — 2005 MAIN DEVELOPMENTS
1.1 CHANGES IN SCOPE COMPLETED IN THE FIRST NINE MONTHS OF 2005
1.1.1	SFR: The merger of Cegetel with neuf telecom resulted in the creation of neuf Cegetel, the leading alternative fixed line telecommunications operator in France — August 2005
The merger of Cegetel S.A.S. (Cegetel) and neuf telecom, announced on May 11, 2005, closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre-existing agreements, and after re-capitalizing Cegetel, SFR contributed 100% of the capital of Cegetel to neuf telecom and received 28.2% of the new capital of neuf telecom as well as bonds issued by neuf telecom for €380 million.
Both reference shareholders of the new company, SFR and Louis Dreyfus, have an equal stake of 28.2% each while the remaining of approximately 44% is held by the historical shareholders of neuf telecom. SFR’s 28.2% stake in neuf cegetel (15.8% interest for Vivendi Universal, as it holds 56% in SFR) is equity-accounted.
Pursuant to IFRS 5, Cegetel qualified as discontinued operations as at January 1, 2004:
•	From an accounting standpoint, this merger is accounted for, on the one hand, as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of neuf telecom shares received, i.e. €237 million together with the value of the bonds issued by neuf telecom), and, on the other hand, as the concurrent acquisition of a 28.2% interest in neuf telecom.

•	Net income and expenses of Cegetel from January 1, 2004 to August 22, 2005 were therefore deconsolidated and presented netted, in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates.

•	As at September 30, 2005, this transaction resulted in a capital gain of €137 million, before SFR’s minority interests, i.e. €67 million for Vivendi Universal, after minority interests, recorded in earnings from discontinued operations.
After the reimbursement by Cegetel of the shareholders’ loan granted by SFR, all of the cash flows which occurred during the finalization of the transaction had a negative impact of €329 million on SFR’s cash (including the deconsolidation of Cegetel’s cash for €30 million). Given the recognition of the put option granted by SFR to SNCF as at December 31, 2004 (for the present value of the commitment at that date, i.e. €304 million) pursuant to IAS 32, this transaction had a favorable impact on the financial net debt of €97 million (including the deconsolidation of borrowings and other financial liabilities of Cegetel for €122 million).
Please refer to note 6 to the Consolidated Financial Statements as at September 30, 2005.
          1.1.2 UMG: Divestiture of CD and DVD manufacturing facilities in the United States and Germany — May 2005
In May 2005, UMG divested its CD and DVD manufacturing and distribution facilities in the United States and Germany to Entertainment Distribution Company, LLC (“EDC”), a division of Glenayre Technology, Inc. This transaction had no material impact on Vivendi Universal’s earnings from operations as at September 30, 2005, after taking into account the cost of externalizing the related pensions obligations. This transaction will have a negative cash impact in calendar year 2005 reflecting the net of the selling price, certain post-closing adjustments of the selling price and the cash cost of externalizing the related pensions obligations. Under the terms of the supply contracts entered into as part of the transaction, EDC is obligated to pay UMG rebates of at least €37 million between 2005 and 2014.
          1.1.3 Canal+ Group: Divestiture of NC Numéricâble — March 2005
In December 2004, Canal+ Group and France Telecom announced that they had signed an agreement for the divestiture of their cable operations to the Cinven investment fund and to Altice Multiple Service Operator. This transaction, subject to the European Commission’s approval, closed on March 31, 2005.
As a result of the transaction, Canal+ Group retained an interest of approximately 20% in the new operator. Canal+ Group’s proceeds from the divestiture amounted to an enterprise value of €96 million (including adjustments to the number of networks actually transferred). Net of divestiture fees and a €37 million loan granted by Canal+ Group to the new operator, Canal+ Group’s proceeds amounted to €56 million. In addition, as at September 30, 2005, a €2 million advance in the form of an intercompany loan granted to NC Numéricâble is being repaid. Given the adjustment in value realized in 2004, the capital loss on this divestiture was immaterial.
          1.1.4 Canal+ Group: Unwinding of cross-shareholdings MultiThématiques/ Lagardère — February 2005
In January 2005, Canal+ Group and Lagardère Group announced a new agreement to end their joint participation in MultiThématiques (that is now 100% owned by Canal+ Group) and Lagardère Thématiques. This transaction, which closed on February 11, 2005, increased financial net debt by €20 million and generated a capital gain of €26 million.
          1.1.5 Maroc Telecom: Acquisition of 16% of the capital by Vivendi Universal — January 2005
The Kingdom of Morocco and Vivendi Universal agreed, on November 18, 2004, to the acquisition by Vivendi Universal of an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition, which was completed on January 4, 2005, enabled Vivendi Universal, a strategic partner that has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51% thereby perpetuating its 51% controlling interest. By virtue of the Maroc Telecom Shareholder Agreements, Vivendi Universal holds the majority of voting rights at shareholder meetings and on the Supervisory Board until December 30, 2005. After this acquisition, Vivendi Universal’s control is now ensured by the direct holding, unlimited in time, of the majority of voting rights at shareholder meetings and by the entitlement to appoint, by virtue of shareholder agreements and the Company bylaws, three of the five members of the Management Board and five of the eight members of the Supervisory Board. This acquisition marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal. The deal price was set at MAD 12.4 billion, or approximately €1.1 billion, and included a premium for continuing control. Payment was made on January 4, 2005 and was 50% financed by a long-term borrowing issued in Morocco of MAD 6 billion, or €546 million as at September 30, 2005 (please refer to Section 4 “Liquidity Update”). Pursuant to IAS 32, the firm purchase commitment was recorded in the 2004 Consolidated Statement of Financial Position as short-term borrowings and other financial liabilities of €1,100 million, included in financial net debt. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. Please refer to note 2.1 to the Consolidated Financial Statements as at September 30, 2005.
Vivendi Universal — IFRS — unaudited

1.2 OTHER TRANSACTIONS
          1.2.1. IACI to exit Vivendi Universal Entertainment (VUE). IACI and Vivendi Universal agreed to end litigation — June 2005
On June 7, 2005, Vivendi Universal, NBC Universal (NBCU) and InterActiveCorp (IACI) unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. The unwinding of IACI’s interests was funded in part through capital contributions of $160 million by Vivendi Universal, through its subsidiary Universal Studios Holding, the sale of treasuries (negotiable U.S. Government debt obligations, backed by its full faith and credit) applied for the defeasance of the covenants of the VUE Class A preferred interests and the exchange of 56.6 million shares of IACI stock securing the put/call rights relating to the VUE Class B preferred interests. As a consequence of this exchange, Vivendi Universal renounced to the after tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022.
Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated. As part of the unwinding, Vivendi Universal and IACI also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and General Electric (GE) agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its rights to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU.
The impact of this transaction on Vivendi Universal’s Statement of Earnings was a gain of €194 million in the first nine months of 2005.
          1.2.2. Elektrim Telekomunikacja situation
Due to the uncertainty surrounding the ownership of Elektrim Telekomunikacja’s (Telco) stake in PTC, consequence of the legal dispute opposing Telco, Vivendi Universal, Deutsche Telekom and Elektrim, Vivendi Universal has accounted for Telco using the equity method based on financial statements in which PTC is no longer consolidated. As a consequence, Vivendi Universal’s equity in Telco’s earnings is nil as at September 30, 2005 (compared to a profit of €107 million as at September 30, 2004). Please refer to Note 10.3 to the Consolidated Financial Statements as at September 30, 2005.
1.3 EVENTS OCCURRED AFTER SEPTEMBER 30, 2005
          1.3.1. Vivendi Universal proceeded to the early termination of the derivative structure affecting 5% of the share capital of Veolia Environnement
On October 25, 2005, Vivendi Universal agreed with Société Générale to the early termination of the derivative structure (collar option) affecting 5% of the share capital of Veolia Environnement (20,321,100 shares) which was set up in December 2004.
As a result of the appreciation of Veolia Environnement’s share price by reference to the exercise price set in December 2004 (€24.65), the termination of the collar option resulted in gross proceeds of approximately €210 million for Vivendi Universal, i.e. net proceeds of €142 million after taking into account the premium paid by Vivendi Universal (€68 million). In the consolidated financial statements as at December 31, 2005 this transaction will be allocated to the group’s tax loss carry-forwards and will result in a pre-tax financial income of €117 million corresponding to the gross proceeds of the transaction (€210 million) less the carrying value of the collar option recorded in the consolidated statement of financial position as at January 1, 2005 (€93 million).
Given the value of the collar option in the consolidated statement of financial position as at September 30, 2005 (€230 million), Vivendi Universal recorded over the first nine months of 2005, an upside adjustment of €137 million, but will incur a €20 million financial expense over the fourth quarter of 2005, in order to bring the collar option’s value back to its termination value on October 25, 2005. This transaction will have no impact on the group’s adjusted net income.
Upon completion of the transaction, Vivendi Universal retained its remaining stake of 5.3% in the share capital of Veolia Environnement (21,522,776 shares) and committed not to sell those shares for a period of three months (corresponding to January 24, 2006).
Vivendi Universal — IFRS — unaudited

2 — NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 STATEMENT OF EARNINGS — IFRS
     2.1. EARNINGS REVIEW

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
	Nine Months Ended		Nine Months Ended
(In millions of euros, except per share amounts)	September 30,		September 30,
	2005	2004	2005	2004

Revenues	€14 005	€12 759	€14 005	€12 759	Revenues
Cost of revenues	(6988)	(6 496)	(6 988)	(6496)	Cost of revenues

Margin from operations	7017	6 263	7 017	6263	Margin from operations

Earnings from operations	2999	2 375	2 999	2375	Earnings from operations
Other income from ordinary activities	56	73	56	73	Other income from ordinary activities
Other charges from ordinary activities	(154)	(18)
Income from equity affiliates	225	218	225	218	Income from equity affiliates

Earnings before interest and income	3126	2 648	3 280	2666	Earnings before interest and income taxes
Interest	(167)	(351)	(167)	(351)	Interest
Other financial charges and income	298	(290)

Interest and other financial charges and income	131	(641)	(167)	(351)	Interest and other financial charges and income

Earnings from continuing operations before income taxes	3257	2 007	3 113	2315	Earnings from continuing operations before income taxes
Provision for income taxes	(537)	(121)	(559)	(527)	Provision for income taxes (b)

Earnings from continuing operations	2720	1 886	2 554	1788	Earnings from continuing operations
Earnings from discontinued operations	107	786

Earnings	€2827	€2 672	€2 554	€1788	Adjusted net income

Attributable to :					Attributable to :
Equity holders of the parent	€1907	€1 845	€1 687	€974	Equity holders of the parent
Minority interests	920	827	867	814	Minority interests

Earnings attributable to the equity holders of the parent per share — basic	€1.66	€1.62	€1.47	€0.85	Adjusted net income attributable to the equity holders of the parent per share - basic
Earnings attributable to the equity holders of the parent per share — diluted	€1.65	€1.61	€1.46	€0.85	Adjusted net income attributable to the equity holders of the parent per share - diluted

(a)	For a reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent, please refer to note 7 to the Consolidated Financial Statements as at September 30, 2005.

(b)	Only the portion related to the tax savings in respect of the current fiscal year is included in the adjusted net income of the period (i.e. €386 million for the first nine months of 2005 and €362 million for the first nine months of 2004).
In the first nine months of 2005, earnings attributable to equity holders of the parent improved to €1,907 million (earnings per share of respectively €1.66 basic and €1.65 diluted) compared to €1,845 million in the first nine months of 2004 (earnings per share of respectively €1.62 basic and €1.61 diluted).
Vivendi Universal’s adjusted net income, attributable to equity holders of the parent, amounted to €1,687 million (earnings per share of respectively €1.47 basic and €1.46 diluted) in the first nine months of 2005 compared to €974 million (earnings per share of respectively €0.85 basic and €0.85 diluted) in the first nine months of 2004. For a reconciliation of net income, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent, please refer to note 7 to the Consolidated financial statements as at September 30, 2005.
The €713 million improvement in adjusted net income, attributable to equity holders of the parent, was achieved through:
+€624 million from improvement in earnings from operations, notably due to a return to break-even at Vivendi Universal Games (+€220 million), ongoing profitability at SFR (+€191 million) and return to growth at UMG (+€157 million).
+€184 million from reduction in interest, resulting from the decrease in the average amount of borrowings as well as improved financing conditions resulting from the upgrade of Vivendi Universal’s debt rating, to Investment Grade in 2004;
+€7 million from the increase in income from equity affiliates.
Those positive effects were partially offset by:
- €53 million from the increase in the stake of minority interests in earnings;
- €32 million from higher income tax expense as a result of increased pre-tax income;
- €17 million from the reduction in other income from ordinary activities;
Vivendi Universal — IFRS — unaudited

ANALYSIS OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF EARNINGS, PRESENTED ABOVE
Revenues
Vivendi Universal’s consolidated revenues for the first nine months of 2005 amounted to €14,005 million compared to €12,759 million for the first nine months of 2004.
On a comparable basis1, revenues amounted to €13,960 million compared to €12,960 million, an increase of 8% (+8% at constant currency). Each of the businesses contributed to this performance.
For an analysis of revenues by business segment, please refer to section 3 “Revenues and earnings from operations by business segment for the first nine months of 2005 and of 2004”.
Earnings from operations
In the first nine months of 2005, Vivendi Universal’s earnings from operations amounted to €2,999 million compared to €2,375 million in the first nine months of 2004.
This 26% increase was achieved thanks to higher revenues (particularly at SFR, Maroc Telecom and Vivendi Universal Games), combined with efficient cost control within the Group (mainly at SFR, Vivendi Universal Games and UMG) and a reduction in restructuring costs (notably at UMG and Vivendi Universal Games). Finally, earnings from operations for the first nine months of 2004 included non-recurring costs associated to product cancellations and the write-off of certain titles.
On a comparable basis, earnings from operations increased by 24% (24% at constant currency), to €2,971 million compared to €2,393 million in the first nine months of 2004.
For an analysis of earnings from operations by business segment, please refer to section 3 “Revenues and earnings from operations by business segment for the first nine months of 2005 and of 2004”.
Other charges and income from ordinary activities
In the first nine months of 2005, other charges and income from ordinary activities were a loss of -€98 million compared to a profit of +€55 million in the first nine months of 2004.
In the first nine months of 2005, other charges from ordinary activities amounted to -€154 million compared to -€18 million in the first nine months of 2004. In 2005, they essentially included non-cash adjustments relating to the NBC-Universal transaction (-€124 million).
In the first nine months of 2005, other income from ordinary activities amounted to €56 million compared to €73 million in the first nine months of 2004. In 2005, they mainly included €31 million of dividends received from unconsolidated companies (compared to €18 million in the first nine months of 2004) including Veolia Environnement previously equity-accounted and €25 million of interest income received for long-term financial receivables (compared to €55 million in the first nine month of 2004). Due to the situation of Elektrim Telekomunikacja, Vivendi Universal ceased to record interest related to Elektrim Telekomunikacja’s loan.
Income from equity affiliates
In the first nine months of 2005, income from equity affiliates amounted to €225 million compared to €218 million for the same period in 2004. In 2005, income from equity affiliates included nine months of equity in NBC Universal’s earnings (€255 million) compared to 142 days in the first nine months of 2004 representing a €190 million increase. Due to the uncertainty surrounding the ownership of Elektrim Telekomunikacja’s (Telco) stake in PTC, Vivendi Universal has accounted for Telco using the equity method based on financial statements in which PTC is no longer consolidated. As a consequence, Vivendi Universal’s equity in Telco’s earnings is nil as at September 30, 2005 (compared to a profit of €107 million for Telco including a capital gain of €49 million on the divestiture of Elnet, as at September 30, 2004). Please refer to section 1.2.2. “Elektrim Telekomunikacja situation”
Interest
In the first nine months of 2005, interest amounted to -€167 million compared to -€351 million in the first nine months of 2004. The average amount of borrowings (calculated on a daily basis) decreased to €6,6 billion in the first nine months of 2005 compared to €9,9 billion in the first nine months of 2004. This decrease was mainly due to the impact of the divestiture plan, and in particular the divestiture of VUE to NBC Universal in May 2004.
In the first nine months of 2005, average borrowing costs strongly decreased to 3.84%, from 5.08% in the first nine months of 2004. The interest decrease resulted from the combined effect of the redemption of the High Yield Notes (83% in June 2004 and the balance in January 2005), funded by the proceeds from the NBC-Universal transaction as well as the new credit facilities obtained on better financial terms in 2004 and 2005 as a result of the upgrade of Vivendi Universal’s credit rating to Investment Grade in 2004.
Please refer to section 4 “Liquidity Update”.
As a reminder, in the first nine months of 2004, interest included €63 million of interests related to interest rate swaps. In March 2005, Vivendi Universal completed its plan to unwind interest rate swaps without cash consideration, which represented a charge of €84 million for the full year of 2004.
Other financial charges and income
In the first nine months of 2005, other financial income amounted to €298 million compared to other financial charges of -€290 million in the first nine months of 2004.
Other financial charges and income mainly included changes in value of derivative instruments and the amortized cost on borrowings (including premiums incurred for early redemption of borrowings and for the unwinding of derivative instruments) as well as capital gains/losses on the divestiture of businesses or financial investments.
Amortized cost on borrowings (including premiums incurred for early redemption)
For the first nine months of 2005, amortized cost on borrowings was a charge of -€117 million (compared to a charge of -€463 million over the same period in 2004). This improvement was due to the large number of early redemptions of borrowings over the first nine months of 2004

[1]	For a definition of comparable basis, please refer to section 3.2 “Revenues and earnings from operations by business segment on a comparable basis for the first nine months of 2005 and of 2004”
Vivendi Universal — IFRS — unaudited

following the NBC-Universal transaction. These early redemptions generated exceptional costs in 2004 and lower recurring costs in 2005 as the total amount of borrowings declined:
•	Premiums incurred for early redemption of bonds represented a charge of -€71 million as at September 30, 2005, compared to a charge of -€305 million as at September 30, 2004 corresponding to the premium (including accrued interests) due to the early redemption of 83% of the High Yield Notes in June 2004. The first nine months of 2005 included a charge of -€50 million incurred for the redemption of the remaining High Yield Notes at the end of January 2005. In addition, the first nine months of 2005 comprised a charge of -€27 million for the early redemption of the bonds exchangeable into Vinci shares in the course of March 2005.

•	In the first nine months of 2005, amortized cost on borrowings represented a charge of -€46 million (compared to a charge of -€158 million as at September 30, 2004, which comprised an exceptional charge of -€53 million due to the redemption of credit lines after the NBC-Universal transaction).
Changes in value of derivative instruments
In the first nine months of 2005, the appreciation of derivative instruments represented a gain of +€172 million. The depreciation of derivative instruments represented a loss of -€13 million in the first nine months of 2004. This change was due to:
•	the upside adjustment of the value of the collar on the 5% stake in Veolia Environnement (+€137 million) which was issued in December 2004. In the Consolidated Statement of Financial Position, the value of this collar amounted to €230 million as at September 30, 2005 versus €93 million as at December 31, 2004;

•	the upside adjustment of the value of the embedded option on the bonds exchangeable into Sogecable shares (+€50 million in the first nine months of 2005, compared to a downside adjustment of -€33 million in the first nine months of 2004);

•	the downside adjustment of the value of the put option granted to SNCF on 35% of the capital of Cegetel SAS exercised on August 22, 2005 (-€14 million as at September 30, 2005, compared to -€35 million as at September 30, 2004);

•	in addition, in the first nine months of 2004, downside adjustments were partly offset by the upside adjustment of the value of the interest rate swaps without cash consideration (+€21 million) and the upside adjustment of the value of the call options on Veolia Environnement shares sold in December 2002 (+€44 million).
Gain/ (loss) on the divestiture of businesses or financial investments
In the first nine months of 2005, gains or losses on the divestiture of businesses or financial investments amounted to €246 million and included the gains related to the unwinding of InterActiveCorp’s interest in VUE (€194 million) and on the divestiture of the stake in Lagardère Thématiques (+€26 million). In the first nine months of 2004, they amounted to €143 million and mainly comprised the impact of the divestitures of Kencell (+€39 million), Sportfive (+€29 million) as well as the impact of the abandonment of Internet operations (+€34 million).
Provision for income taxes
In the first nine months of 2005, provision for income taxes amounted to -€537 million compared to -€121 million in the first nine months of 2004.
On December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System. Vivendi Universal was admitted to this system by an order, dated August 22, 2004, notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. The Consolidated Global Profit Tax System impact was recorded for the first time in the third quarter of 2004 for €750 million corresponding to three-quarters of the 2004 expected tax savings (i.e. €362 million) and three-quarters of the 2005 expected tax savings (i.e. €388 million). In the first nine months of 2005, the impact of this agreement corresponded to €391 million, i.e. approximately three-quarters of the 2006 expected tax savings based on budget.
Excluding the positive impact of the Consolidated Global Profit Tax System in the first nine months of 2005, the provision for income taxes amounted to -€928 million versus -€871 million in the first nine months of 2004, representing an increase of 7% resulting from the increase in pre-tax income of the businesses, in particular SFR.
Earnings from discontinued operations
In the first nine months of 2005, earnings from discontinued operations was a profit of +€107 million and corresponded to 72% of the charges and income generated by Cegetel over the period, (i.e. -€30 million) (the residual 28% being classified in income from equity affiliates) and to the capital gain generated by the divestiture (€137 million) of Cegetel. In accordance with IFRS 5, following the Cegetel-neuf telecom merger announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as a discontinued operation.
In the first nine months of 2004, earnings from discontinued operations amounted to +€786 million essentially reflecting the impact of the divestiture of VUE on May 11, 2004. This impact was comprised of 80% of charges and income generated by VUE over the period for €163 million (the residual 20% being classified in income from equity affiliates) and the capital gain generated by the divestiture for €651 million.
Please refer to Note 6 to the Consolidated Financial Statements as at September 30, 2005.
Minority Interests
In the first nine months of 2005, earnings attributable to minority interests, mainly of SFR and Maroc Telecom, amounted to €920 million compared to €827 million in the first nine months of 2004, representing an 11% increase. The decline resulting from the acquisition of an additional 16% stake in Maroc Telecom by Vivendi Universal in January 2005 was more than offset by the increase of SFR’s earnings attributable to minority interests as a result of increased earnings at SFR.
     2.2. 2005 TARGETS
On September 13, 2005, Vivendi Universal announced that it will exceed its previously disclosed 2005 adjusted net income target for the year of at least €1.8 billion. Vivendi Universal reconfirmed its previously announced intention to distribute a dividend equaling 50% of its adjusted net income.
Vivendi Universal — IFRS — unaudited

3 — REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004
     3.1. REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT AS PUBLISHED FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004

	AS PUBLISHED
	Nine Months Ended September 30,
(In millions of euros)	2005	2004	% Change
Revenues
Universal Music Group	€3211	€3229	-1%
Vivendi Universal Games	396	211	88%
Canal+ Group	2560	2674	-4%
SFR (a)	6475	5342	21%
Maroc Telecom	1380	1176	17%
Non core operations and elimination of intercompany transactions (b)	(17)	127	na*

Total Vivendi Universal	€14005	€12759	10%

Earnings from Operations
Universal Music Group	€213	€56	280%
Vivendi Universal Games	20	(200)	na*
Canal+ Group	295	301	-2%
SFR (a)	2032	1841	10%
Maroc Telecom	565	503	12%
Holding & Corporate	(150)	(184)	18%
Non core operations (b)	24	58	-59%

Total Vivendi Universal	€2999	€2375	26%

na*:	not applicable.

(a)	In accordance with IFRS 5, Cegetel qualified as discontinued operations as of January 1, 2004. Net income and expenses from January 1, 2004 to August 22, 2005 were deconsolidated and presented in the amount of 72% in earnings from discontinued operations, and in the amount of 28% in income from equity affiliates. Consequently, revenues and earnings from operations as published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations (including the distribution subsidiaries as at April 1, 2005).
In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €674 million for the first nine months of 2005. These sales have no impact on earnings from operations.

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
     3.2. REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT ON A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004.

	COMPARABLE BASIS
	Nine Months Ended September 30,
				% Change at
(In millions of euros)	2005	2004	% Change	constant currency
Revenues
Universal Music Group	€3211	€3108	3%	5%
Vivendi Universal Games	396	211	88%	92%
Canal+ Group	2515	2438	3%	3%
SFR (a)	6475	6019	8%	8%
Maroc Telecom	1380	1206	14%	16%
Non core operations and elimination of intercompany transactions (b)	(17)	(22)	23%	23%

Total Vivendi Universal	€13960	€12960	8%	8%

Earnings from Operations
Universal Music Group	€213	€95	124%	126%
Vivendi Universal Games	20	(200)	na*	na*
Canal+ Group	267	294	-9%	-11%
SFR (a)	2032	1844	10%	10%
Maroc Telecom	565	512	10%	12%
Holding & Corporate	(150)	(184)	18%	17%
Non core operations (b)	24	32	-25%	-25%

Total Vivendi Universal	€2971	€2393	24%	24%

na*:	not applicable.

(a)	In accordance with IFRS 5, Cegetel qualified as discontinued operations as of January 1, 2004. Net income and expenses from January 1, 2004 to August 22, 2005 were deconsolidated and presented in the amount of 72% in earnings from discontinued operations, and in the amount
Vivendi Universal — IFRS — unaudited

of 28% in income from equity affiliates. Consequently, revenues and earnings from operations published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations (including the distribution subsidiaries).

In addition, as at January 1, 2005, SFR revenues include mobile-to-mobile sales for €674 million for the first nine months of 2005. 2004 comparable basis includes estimated mobile-to-mobile sales applying 2005 rate, i.e. €642 million for the first nine months of 2004.

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
     3.3. COMMENTS ON REVENUES AND EARNINGS FROM OPERATIONS FOR VIVENDI UNIVERSAL’S BUSINESS SEGMENTS
Universal Music Group (UMG) (92% Vivendi Universal economic interest):
Revenues
UMG’s revenues of €3,211 million were up 5% on a comparable basis and at constant currency. UMG outperformed the market with strong growth in North America, Europe, particularly France, and Australia, offsetting market weakness in Asia. Digital sales of €170 million almost tripled versus last year and represented 5% of UMG’s total revenues.
Best sellers included new releases from 50 Cent, Mariah Carey and Black Eyed Peas, in addition to very strong carryover sales from Gwen Stefani and The Killers. Regional best sellers included Mylène Farmer, Chimène Badi and Calogero in Europe, Juanes and Café Tacuba in Latin America, and Spitz in Asia.
In the U.S., total album unit sales for the industry as measured by SoundScan fell 10.4%2; however, UMG outperformed the market with a 0.1% increase in sales driving a 3-percentage point increase in market share to 31.7%.
Earnings from operations
For the first nine months of 2005, UMG’s earnings from operations of €213 million were more than double the previous year, on a comparable basis at constant currency, due to the margin from higher sales volumes, and lower depreciation and restructuring costs.
Vivendi Universal Games (VUG) (99% Vivendi Universal economic interest):
Revenues
VUG’s revenues of €396 million were 88% above the prior year (up 92% at constant currency).
This increase was driven by the critically acclaimed subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft as well as the promising release of The Incredible Hulk: Ultimate Destruction (Hulk II), based on The Incredible Hulk character franchise and developed by the internal studio Radical. Also contributing to growth were sales from Robots, released early in the year, and strong sales in North America from the distribution of Delta Force: Black Hawk Down and FlatOut.
World of Warcraft continues to be the fastest-growing game in its category, achieving over 4 million paying customers worldwide via directly managed operations in North America, Europe and Korea, and licensed operations in China with local partner The9. Other top performing titles over the first nine months of 2005 included the new release Empire Earth 2 as well as continuing sales of The Simpsons: Hit & Run.
Earnings from operations
For the first nine months of 2005, VUG’s earnings from operations were €20 million compared to a reported loss in 2004 of €200 million. This dramatic improvement was driven by the impact of much higher sales, coupled with lower operating expenses resulting from the global turnaround plan executed in 2004. The 2005 earnings from operations also benefited from an improvement related to the shift in overall business composition towards the higher margin subscription business World of Warcraft. These improvements integrated increased product development costs linked to recently acquired studios
Earnings from operations in the first nine months of 2004 included approximately €85 million of non-recurring items relating to restructuring costs as well as the cancellation and write-offs of certain products.
Canal+ Group (100% Vivendi Universal economic interest):
Revenues
Canal+ Group reported revenues of €2,560 million. On a comparable basis, revenues were up €77 million, or +3% compared to the first nine months of 2004.
This increase reflects Canal+ Group’s core business, French pay-television, growth (up 3% on a comparable basis), which was achieved thanks to higher revenue per subscriber and portfolio growth as well as the progressive decrease of promotional impacts.
From January to September 2005, Canal+ recorded its best recruitment period since 1988 with more than 400,000 new subscriptions, or +30% when compared to the first nine months of 2004. For the same period, CanalSat recorded its best recruitment period since 1999, with more than 300,000 new subscriptions, or nearly 20% when compared with the first nine months of 2004.
As at the end of September 2005, Canal+ Group’s total subscription portfolio (individuals and collective, France and overseas) grew by nearly 290,000 subscriptions since September 2004, including more than 65,000 subscriptions to Canal+. Revenues from advertising also increased despite a declining market.
Canal+ Group’s operations in Poland performed well over the period (revenues up €30 million), benefiting from a growing portfolio.
Revenues for Canal+ Group’s movie business decreased due to the termination of integrated production.
Earnings from operations
For the first nine months of 2005, Canal+ Group’s earnings from operations were €295 million. Earnings from operations, in line with budgets, were slightly lower than the same period last year reflecting the company’s investment strategy, both in key premium content (League 1 soccer, cinema) and acquiring subscribers.
During the first nine months of 2005, Canal+ gained more than 400,000 subscriptions with accelerating sales during the third quarter directly linked to the kick off of the new soccer season. From January to June, gross additions were up more than 20% year-on-year rising to nearly 50% between July and September.

[2]	Nielsen SoundScan data for the period ending October 2, 2005. Year to date Nielsen SoundScan data compares 39 weeks of Calendar year 2005 sales versus 40 weeks of Calendar year 2004 sales. Vivendi Universal cannot vouch for the accuracy of Nielsen SoundScan data.
Vivendi Universal — IFRS — unaudited

CanalSat recruitments over the first half of the year were up 10% compared to the first half of 2004, accelerating to nearly 35% during the third quarter of 2005.
Earnings from operations of TKP/Cyfra+ in Poland were up significantly compared to September 2004 due to a strong portfolio increase. The Group’s movie activities posted a €15 million improvement (+39%) compared to last year.
SFR (56% Vivendi Universal economic interest):
Revenues
SFR revenues grew 21.2 % to € 6,475 million. On a comparable basis, mobile telephony revenues were up 7.6%, mainly reflecting the year on year increase in the customer base combined with a slight increase in blended ARPU 3 despite the fixed to mobile voice termination rate cut of 16.3% on January 1, 2005.
SFR proved ongoing commercial dynamism in the first nine months of 2005 with 640,000 new customers, taking its registered customer base to 16.455 million4, a 9% increase on a year-to-year basis. The postpaid customer base grew by 14% year on year to 10.383 million.
Blended annual ARPU, excluding mobile to mobile revenues, increased by 1% to €433 compared to €430 for the first nine months of 2004 — despite the fixed to mobile voice termination rate cut - benefiting from the improved customer mix at 63% of postpaid (versus 60% last year) and the 8% increase of the blended average voice usage per customer (AUPU)5 to 285 minutes per month. This usage growth reflects SFR’s ongoing goal to allow its customers to benefit from both attractive offers and good tariff policies, evidenced by a growth in traffic that is twice as fast as the growth in revenues.
This highlighted the success of SFR’s offers aiming to foster mobile voice usage and further develop new data services — especially around TV and music — thanks to 3G technology and major strategic agreements with content providers. Following the signing of agreements with CanalSat in June and UMG in July extending the number of songs available for download for SFR customers to 500,000, SFR has signed an exclusive agreement for the rights for mobile broadcasting in France of the 2006 Soccer World Cup. At the end of September 2005, SFR recorded 399,000 3G customers.
Net data revenues6 improved significantly to represent 12.9% of network revenues (excluding mobile to mobile revenues) for the first nine months of 2005, compared to 10.6% during the same period last year, mainly due to the 22% increase in text messaging (SMS) sent by SFR customers with 3.9 billion SMS, the multiplication by 2.7 times of MMS sent to 66 million and the further penetration of Vodafone live! : 3,823,000 SFR customers were recorded to the mobile multimedia services portal compared to 1,444,000 at the end of September 2004. This contributed to a 22% growth in net data ARPU to €58.
Earnings from operations
For the first nine months of 2005, SFR’s earnings from operations rose by 10.4% to €2,032 million. On a comparable basis, mobile telephony earnings from operations were up 10.2%, mainly reflecting a 7.5% growth in network revenues (excluding rebilling of mobile termination between operators), these higher volumes of new customer recruitments lead to a slight increase of 0.3 percentage points in customer acquisition and retention costs to 11.2% of network revenues and the strict control of other costs.
Maroc Telecom (51% Vivendi Universal economic interest):
Revenues
Maroc Telecom’s revenues at €1,380 million increased by 17%, compared to the same period last year (+16% at constant currency on a comparable basis), mainly due to the performance of mobile and internet businesses.
Mobile revenues of € 861 million increased by 31% compared to the same period last year (+29% at constant currency on a comparable basis). Excluding the impact of the increase of incoming international interconnection tariff applied by ANRT as of January 1, 2005, revenues increased by 26% (+23% at constant currency on a comparable basis).
This growth is primarily explained by : the continuing growth of the customer base7 (8.30 million of customers, +37.5% compared to the same period last year), with a net increase of the customer base of 1.94 million since the beginning of the year), the preservation of prepaid monthly ARPU8 at €8.9 despite a higher customer base, with a positive impact of the increase of incoming international interconnection tariff as of January 1, 2005, and by a flat churn rate compared to the same period in 2004, in the context of a strong increase of the customer base.
Fixed telephony and internet revenues of €800 million increased by 7% compared to the same period last year (+6% at constant currency on a comparable basis). This positive evolution was linked to the growth of the fixed customer base and of broadband internet activity, to the continuing growth of incoming international traffic, which offset the decrease of the average invoice per customer.
The fixed customer base reached 1.35 million lines (+3.5% compared to the same period last year) and the ADSL customer base continued its development with 179,000 accesses at the end of September 2005, versus 60,000 at the end of December 2004, thanks to the monthly fee decrease as of March 2005.
Earnings from operations
For the first nine months, earnings from operations grew 12% to €565 million compared to the same period last year (+12% at constant currency on a comparable basis). Excluding the voluntary leaving plan charges accounted for during the first half, the growth of earnings from operations would be 18% (+17% at constant currency on a comparable basis).
Holding & Corporate:
Earnings from operations
For the first nine months of 2005, Holding & Corporate recorded a loss from operations of €150 million compared to a loss of €184 million in the first nine months of 2004.

[3]	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ARCEP total customer base for the last twelve months.

[4]	SFR excluding wholesale customers total base (wholesale customer base reached 28,000 at the end of September 2005 and 17,000 at the end of June 2005.)

[5]	AUPU (Average Usage per User) is defined as the incoming and outgoing “voice” volumes divided by average ARCEP total customer base for the last twelve months.

[6]	Data revenues are now presented net of third party content provider revenues

[7]	Without Mauritel.

[8]	ARPU (Average Revenue per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.
Vivendi Universal — IFRS — unaudited

4 — LIQUIDITY MANAGEMENT AND CAPITAL RESOURCES FOR THE FIRST NINE MONTHS OF 2005 AND 2004
Preliminary note:
Vivendi Universal considers financial net debt, a non-GAAP measure, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other financial liabilities as reported on the Consolidated Statement of Financial Position, less cash and equivalents as reported on the Consolidated Statement of Financial Position as well as derivative instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets” line).
Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s borrowings and other financial liabilities and cash and equivalents reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.
Vivendi Universal’s financial net debt amounted to €4,525 million as at September 30, 2005 compared to €4,724 million as at December 31, 2004 (which included €1.1 billion for the forward agreement to purchase the 16% additional stake in Maroc Telecom). The decrease was mainly driven by the generation of €3,446 million of cash flow from operations somewhat offset by:
•	the increase of the amount of taxes paid to -€1,105 million. Timing adjustments on taxes at SFR (-€1,209 million paid in the first nine months of 2005, including -€628 million for 2004 fiscal year) resulting from the rationalization of the structure at SFR Cegetel at the end of 2003 were only partially offset by income of €465 million received from the French State Treasury for the first nine months of 2005 as part of the Consolidated Global Profit Tax System for fiscal year 2004 ;

•	the refinancing activities (-€383 million), including the unwinding of interest rate swaps, the early redemption of bonds exchangeable into Vinci shares and the remaining High Yield Notes;

•	the investing activities (approximately -€307 million) mainly the unwinding of the IACI interest in VUE (-€203 million) and investment of cash in excess (-€200 million) maturing November 2005;

•	dividends paid to Vivendi Universal’s shareholders (-€689 million) as well as dividends paid to minority shareholders (-€767 million).

	September 30, 2005
		Commitments to	Derivative instruments and	Financial
	Borrowings	purchase minority	other (a)	net debt
(In millions of euros)		interests

Borrowings and other financial liabilities
. Long-term	€4 640	€39	€126	€4805
. Short-term	2154	61	44	2259
Derivative instruments in assets	—	—	(263)	(263)
Cash deposits backing borrowings	—	—	(60)	(60)

	6794	100	(153)	6741
Cash and equivalents				(2216)

				€4525

	December 31, 2004
		Commitments to	Derivative instruments and	Financial
	Borrowings	purchase minority	other (a)	net debt
(In millions of euros)		interests

Borrowings and other financial liabilities
. Long-term	€4 497	€414	€446	€5357
. Short-term	1722	1103	17	2842
Derivative instruments in assets	—	—	(257)	(257)
Cash deposits backing borrowings	—	—	(59)	(59)

	6219	1517	147	7883
Cash and equivalents				(3159)

				€4724

(a)	“Other” corresponds to cash deposits backing borrowings.
Through the first nine months of 2005, Vivendi Universal decreased the amount of its financial net debt:

				Impact on
	refer to	Cash and	Borrowings and	financial net
(In millions of euros)	section	equivalents	other (a)	debt

Financial net debt as at December 31, 2004		€(3159)	€7883	€4724
Operating activities	4.1	(2613)	—	(2613)
Investing activities	4.2	2687	(1539)	1148
Financing activities	4.3	890	338	1228
Foreign currency translation adjustment		(21)	59	38

Change in financial net debt over the first nine months of 2005		943	(1142)	(199)

Financial net debt as at September 30, 2005		€(2216)	€6741	€4525

(a)	“Other” comprises commitments to purchase minority interests, derivative instruments and cash deposits backing borrowings.
Vivendi Universal — IFRS — unaudited

          4.1. OPERATING ACTIVITIES
For the first nine months of 2005, cash flow from operations9 amounted to €3,446 million compared to €3,433 million for the first nine months of 2004. For the first nine months of 2005, net cash provided by operating activities amounted to €2,613 million compared to €3,004 million for the first nine months of 2004, representing a €391 million decrease. This decrease is due to tax adjustments at SFR.
Cash flow from operations generated by the businesses covered dividends paid to Vivendi Universal’s shareholders (€689 million including €47 million to holders of bonds exchangeable into shares), dividends paid to minority interests (€767 million, mainly SFR and Maroc) as well as net interests and taxes paid (excluding exceptional impacts).

	Nine Months Ended September 30,
(In millions of euros)	2005	2004	% change
Revenues	€14 005	€12 759	10%
Operating expenses excluding depreciation and amortization	(9 882)	(9 114)	-8%

Sub-total (EBITDA)	4 123	3 645	13%
Restructuring expenses paid	(85)	(118)	28%
Dividends received from unconsolidated companies	31	18	72%
Dividends received from equity affiliates
NBC Universal	346	302	15%
Other	8	47	-83%

	354	349	1%
Content investments, net
Payment of advances to artists	(389)	(390)	0%
Recoupment of advances to artists	403	437	-8%

Advances to artists, net at UMG	14	47	-70%
Activation of film and television rights	(447)	(308)	-45%
Consumption of film and television rights	409	339	21%

Film and television rights, net at Canal+ Group	(38)	31	-223%
Acquisition of sport rights	(866)	(273)	-217%
Consumption of sport rights	375	332	13%

Sport rights, net at Canal+ Group	(491)	59	-932%
Other	(5)	(22)	77%

	(520)	115	-552%
Other items of the net change in working capital and other	384	83	363%

Cash flow from operations excluding capital expenditures	4 287	4 092	5%

Interest paid	(167)	(323)	48%
Premium paid as part of early redemption of borrowings and unwinding of derivative instruments
Unwinding of interest rate swaps without cash consideration	(131)	—	na *
Early redemption of bonds exchangeable into Vinci shares	(108)	(8)	na *
Early redemption of the High Yield Notes	(41)	(265)	85%
Other	—	(20)	na *

	(280)	(293)	4%

Other financial items (excluding sales of investments)	(122)	25	na *
Income taxes paid
Income tax cash paid at SFR	(1 209)	(23)	na *
Payment received from the French State Treasury as part of the Consolidated
Global Profit Tax System	465	—	na *
Other	(361)	(474)	24%

	(1 105)	(497)	-122%

Net cash provided by operating activities	2 613	3 004	-13%

Contribution to the decrease of financial net debt	(2 613)	(3 004)	13%

Cash flow from operations excluding capital expenditures	4 287	4 092	5%
Capital expenditures, net of divestitures
Capital expenditures
At SFR	(622)	(506)	-23%
At Maroc Telecom	(180)	(168)	-7%
Other	(127)	(179)	29%

	(929)	(853)	-9%
Proceeds from sales of property, plant, equipment and intangible assets	88	194	-55%

	(841)	(659)	-28%

Cash flow from operations	3 446	3 433	0%

Na*: not applicable
Group Canal+ obtained the exclusivity contract for broadcasting the French National League 1 Soccer for the seasons 2005 – 2006, 2006 – 2007 and 2007 – 2008. The rights acquired amounted to €1,800 million, i.e. €600 million for each season. They are recognized as follows:
•	At the acquisition of the rights in December 2004, they were recorded as off balance-sheet commitments for €1,800 million.

[9]	Net cash provided by operating activities after capital expenditures, net and before interest and income tax cash paid. For a reconciliation of net cash provided by operating activities to cash flow from operations, please refer to the appendices of this document.
Vivendi Universal — IFRS — unaudited

•	Upon the opening of each League 1 season (July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related opened season are recognized in the statement of financial position, as current content assets (<12 months), against current accounts payable owed to the French Soccer National League (FSNL). As a result, in Vivendi Universal’s financial statements as at July 2005, a €600 million content asset was recorded against accounts payable for the same amount. Therefore, at that date, the rights recorded as off balance-sheet commitments amounted to €1,200 million and related to the 2006 – 2007 and 2007 – 2008 seasons.

•	The asset is then amortized in cost of revenues, over its broadcasting period, on a pro rata basis of the broadcasted games. As at September 30, 2005, after broadcasting 9 days of League 1, the portion of the rights related to the 2005 – 2006 season amortized amounted to €142 million and the net amount of these rights in content assets was €458 million.

•	Accounts payable are amortized in function of the payments made to the FSNL. As at September 30, 2005, given their payment schedule, the payments related to the rights of the 2005 – 2006 season amounted to €137 million and the net amount of accounts payable was therefore €463 million.
          4.2. INVESTING ACTIVITIES
For the first nine months of 2005, investing activities contributed €1,148 million to financial net debt increase. The current capital expenditures as at September 30, 2005 will be financed using the usual conditions of the Group.

	Refer to	Impact on cash	Impact on borrowings	Impact on financial
(In millions of euros)	section	and equivalents	and other (a)	net debt

Capital expenditures (b)		929	—	929
Proceeds from sale of property, plant, equipment and intangible assets		(88)	—	(88)
Purchases of investments, after acquired cash
Purchase of an additional 16% stake in Maroc Telecom by Vivendi Universal (January)	1.1.2	1112	(1100)	12
Unwinding of MultiThématiques stake : Purchase by Canal+ Group of the shares held by Lagardère (February)	1.1.5	20	—	20
Premium paid by Vivendi Universal on Veolia Environnement collar	1.3.1	23	—	23
Other (b)		82	(1)	81

		1237	(1101)	136
Proceeds from sales of investments, after divested cash
Unwinding of IACI stake in VUE by Vivendi Universal (June)	1.2.1	203	—	203
Combination of Cegetel — neuf telecom (August)	1.1.1	329	(426)	(97)
NC Numéricâble — enterprise value (March)	1.1.4	(96)	—	(96)
NC Numéricâble — loan granted by Canal+ to the new operator, intercompany loan and interests (March)	1.1.4	41	—	41
Other (b)		(85)	(12)	(97)

		392	(438)	(46)
Decrease (increase) in financial receivables
Cash investment less than 12 months		200	—	200
Purchases (sales) of marketable securities		2	—	2
Other		15	—	15

		217	—	217

Investing activities		2687	(1539)	1148

(a)	“Other” comprises commitments to purchase minority interests, derivative instruments and cash deposits backing borrowings.

(b)	Including acquisition and divestiture fees.
Vivendi Universal — IFRS — unaudited

          4.3. FINANCING ACTIVITIES
In the first nine months of 2005, financing activities contributed €1,228 million to the increase of financial net debt. Vivendi Universal continued the restructuring of its debt in order to extend the maturity of the average amount of borrowings and to reduce their cost. Please refer to Note 13 and 14 to the Consolidated Financial Statements as at September 30, 2005.

	Impact on cash and	Impact on borrowings	Impact on
(In millions of euros)	equivalents	and other (a)	financial net debt

Net proceeds from issuance of common shares	(28)	—	(28)
(Sales) purchases of treasury shares	96	—	96
Cash dividends paid by Vivendi Universal S.A.	689	—	689
Cash dividends paid by consolidated companies to their minority shareholders
SFR (March and May) (g)	514	—	514
Maroc Telecom (June) (h)	197	—	197
Other subsidiaries	56	—	56

	767	—	767

Transactions on equity	1 524	—	1 524

Setting up of long-term borrowings and other long-term financial liabilities
Vivendi Universal — €630 million notes (April) (b)	€(630)	€630	—
Vivendi Universal — €600 million notes (February) (c)	(600)	600	—
Maroc Telecom — MAD 6 billion notes (January) (d)	(531)	531	—
SFR — €600 million notes (July) (e)	(600)	600	—
Other	13	(13)	—

	(2 348)	2 348	—
Principal payment on long-term borrowings and other long-term financial liabilities
Payments
Vivendi Universal — Bonds exchangeable into Vinci shares (March) (b)	527	(527)	—
Vivendi Universal — High Yield Notes (January) (f)	394	(394)	—
SFR — €1.2 billion revolving credit facility	100	(100)	—
Other	145	(145)	—
Other financing arrangements
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary) (January)	573	(573)	—

	1 739	(1 739)	—
Net decrease (increase) in short-term borrowings and other
Short-term borrowings and other
SFR — Issuance of treasury bills	(397)	397	—
Other	359	(359)	—
Other financing activities	13	7	20

	(25)	45	20
Derivative instruments	—	(316)	(316)

Transactions on borrowings and other liabilities	(634)	338	(296)

Cash Flow — Financing activities	890	338	1228

(a)	“Other” comprises commitments to purchase minority interests, derivative instruments and cash deposits backing borrowings.

(b)	On April 6, 2005, Vivendi Universal issued notes for €630 million with a 3.755% yield rate, maturing in April 2010. These notes enabled Vivendi Universal to extend the average maturity of the group’s debt and the early redemption of bonds exchangeable into Vinci shares, issued in March 2001 for a total consideration of €527 million and redeemable in March 2006.

(c)	On February 15, 2005, Vivendi Universal issued €600 million of notes maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue were used to repay, at no penalty, the $780 million note issued to NBCU on May 11, 2004, which was due to expire no later than May 2007. This new note issue enabled to extinguish the last secured debt of Vivendi Universal S.A..

(d)	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion note (i.e. €546 million as at September 30, 2005) was set up by SPT (Société de Participation dans les Télécommunications), a Moroccan company wholly-owned by Vivendi Universal, which now directly holds 51% of Maroc Telecom’s shares. The borrowing comprises two tranches: a MAD 2 billion tranche with a 2006 maturity and a MAD 4 billion tranche with a 2011 maturity.

(e)	On July 18, 2005, SFR issued €600 million of notes maturing in July 2012 with a 3.4% yield rate. This note issuance enabled SFR to diversify its financing sources and extend the maturity of its debt.

(f)	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of €394 million (corresponding to $107 million Notes issued in dollars and €316 million Notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi Universal remained outstanding. In addition, Vivendi Universal paid a premium to the bondholders (€41 million) and accrued interests, representing a total cash outflow of €437 million.

(g)	In the first nine months of 2005, SFR paid a dividend of €1,166 million for 2005 fiscal year out of which €514 million were paid to minority shareholders.

(h)	In the first nine months of 2005, Maroc Telecom paid a dividend of €399 million for 2004 fiscal year out of which €197 million were paid to minority shareholders.
Undrawn facilities as at September 30, 2005
On April 29, 2005, in order to benefit from favorable bank credit market conditions, Vivendi Universal issued a €2 billion syndicated loan, to refinance its €2.5 billion syndicated loan. With an initial tenure of 5 years (April 2010), the loan has two one-year extensions to be exercised before the second anniversary. As at November 15, 2005, date of the Management Board meeting which approved the financial statements for the first nine months of 2005, this facility was undrawn.
Furthermore, SFR set up a €1.2 billion 5-year (July 2009) credit facility in July 2004 as well as a 5-year (November 2010) credit facility of €450 million in November 2005. As at November 15, 2005, only the €1.2 billion credit facility was drawn for €150 million.
Vivendi Universal — IFRS — unaudited

Other borrowings
On April 19, 2005, a MAD 6 billion credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit made by Vivendi Telecom International (VTI) for the same amount. This cash deposit has the same maturity as the facility and is recoverable as the facility is repaid. For these reasons, the borrowing and the cash collateral are netted in the Consolidated statement of financial position. As at September 30, 2005, the credit facility and the related cash deposit amounted to MAD €3.8 billion (i.e. €345 million) as a result of the partial redemption which occurred in the third quarter of 2005.
          4.4. CREDIT RATINGS
Vivendi Universal’s credit ratings as at November 15, 2005 are as follows:

Rating agency	Rating date	Type of debt	Ratings		Outlook
Standard & Poor’s	July 27, 2005	Long-term corporate	BBB	}
		Short-term corporate	A-2		Stable
		Senior unsecured debt	BBB
Moody’s	September 13, 2005	Long-term senior unsecured debt	Baa2		Stable
Fitch Ratings	December 10, 2004	Long-term senior unsecured debt	BBB		Stable
          4.5. DESCRIPTION OF VIVENDI UNIVERSAL’S COVENANTS
Vivendi Universal has set up a number of borrowings in the last few years in order to restructure its debt and improve its financing conditions.
As part of it, Vivendi Universal and its subsidiaries, SFR and Maroc Telecom, are subject to certain financial covenants which require them to maintain various financial ratios computed at the end of each half year, described hereunder. As at June 30, 2005, they all complied with applicable financial ratios .
The bonds issued by Vivendi Universal carry customary provisions related to events of default and negative pledge.
The €2.0 billion syndicated facility, set up in April 2005, contains customary provisions related to events of default, and restrictions in terms of negative pledge and disposal and merger transactions.
In addition, Vivendi Universal has to maintain the ratio of Financial Net Debt to proportionate EBITDA at maximum of 3 for the duration of the loan.
SFR has set up a certain number of financing arrangements:
•	thus, SFR set up a €1.2 billion 5-year (July 2009) credit line in July 2004 as well as a 5-year (November 2010) credit line of €450 million in November 2005. They contain customary default, negative pledge and merger and disposal provisions. They are subject to an ownership clause. In addition, SFR must maintain financial ratios:
.	a maximum ratio of Financial Net Debt to EBITDA: 3.5:1,

.	a minimum ratio of Earnings from operations to Net Financing costs (interest): 3:1.
These ratios are computed at the end of each half year.
•	a securitization program of SFR for a total net amount of €350 million was set up on May 11, 2004 for a 5-year period. It carries early repayment provisions if the delinquency rate is higher than a certain percentage, in the event of a change in control of SFR, and in the case of usual events of default. In addition, the granting of this borrowing is subject to the satisfaction of a number of conditions precedent, including a borrowing ratio (Net financial debt / EBITDA) which must be lower than 3.5 at the end of each half year.
Lastly, to finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility was set up by Société de Participations dans les Télécommunications (SPT), a Moroccan company indirectly wholly-owned by Vivendi Universal. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2007 maturity and a MAD 4 billion tranche with a 2012 maturity. Vivendi Universal has granted a security (caution solidaire) to SPT of MAD 6 billion. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan, set up in May 2004:
•	maximum ratio of Financial Net Debt to proportionate EBITDA: 2.8 to 1 from December 31, 2004,

•	minimum ratio of proportionate EBITDA to Net Financing Costs (financing expense): 4.3 to 1 as at December 31, 2004 and 4.5 to 1 from March 31, 2005.
This borrowing carries negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi Universal’s non-compliance with financial ratios contained in the security agreement.
Vivendi Universal — IFRS — unaudited

PLEASE NOTE THAT:
Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular: dividends and other distributions (including payment of interest, repayments of borrowings, other returns on investment or other payments) from Vivendi Universal’s subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR and Maroc Telecom.
Since January 1, 2004, SFR has implemented the dividend distribution plan agreed to by its two main shareholders, which in particular involves the distribution of premiums and reserves and the introduction of quarterly interim dividend payments.
The ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.
Vivendi Universal — IFRS — unaudited

5 — FORWARD LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:
•	our ability to retain or obtain required licenses, permits, approvals and consents;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our product or services, particularly in the television, motion pictures and music markets;

•	challenges to loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi Universal’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.
The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements.
Vivendi Universal — IFRS — unaudited

B — APPENDICES TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Vivendi Universal provides information related to the operating performances of its businesses on a comparable basis in order to better reflect the actual results of the operations, adjusted from changes in the scope of consolidation, and because it is recommended under IFRS to promote comparability. Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and earnings from operations on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.
1—	RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2005

	Nine Months Ended September 30, 2005
	As	Divestiture of	Comparable
	published	Canal+ assets (a)	basis
(In millions of euros)
Revenues
Universal Music Group	€3 211	€—	€3 211
Vivendi Universal Games	396	—	396
Canal+ Group	2 560	(45)	2 515
SFR	6 475	—	6 475
Maroc Telecom	1 380	—	1 380
Non core operations and elimination of intercompany transactions	(17)	—	(17)

Total Vivendi Universal	€14 005	€(45)	€13 960

Earnings from operations
Universal Music Group	€213	€—	€213
Vivendi Universal Games	20	—	20
Canal+ Group	295	(28)	267
SFR	2 032	—	2 032
Maroc Telecom	565	—	565
Holding & Corporate	(150)	—	(150)
Non core operations	24	—	24

Total Vivendi Universal	€2 999	€(28)	€2 971

(a)	Mainly included NC Numéricâble.
2—	RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE FIRST NINE MONTHS OF 2004

	Nine Months Ended September 30, 2004
		Divestiture	UMG's	SFR	Mobile-to-		Divestiture
	As	of Canal+	Music	distribution	mobile		of VTI		Comparable
	published	assets (a)	Clubs	subsidiaries	sales (b)	Mauritel	assets (c)	Other	basis
	(In millions of euros)
Revenues
Universal Music Group	€3 229	€—	€(121)	€—	€—	€—	€—	€—	€3 108
Vivendi Universal Games	211	—	—	—	—	—	—	—	211
Canal+ Group	2 674	(236)	—	—	—	—	—	—	2 438
SFR	5 342	—	—	35	642	—	—	—	6 019
Maroc Telecom	1 176	—	—	—	—	31	—	(1)	1 206
Non core operations and elimination of intercompany transactions	127	—	—	—	—	—	(118)	(31)	(22)

Total Vivendi Universal	€12 759	€(236)	€(121)	€35	€642	€31	€(118)	€(32)	€12 960

Earnings from operations
Universal Music Group	€56	€—	€39	€—	€—	€—	€—	€—	€95
Vivendi Universal Games	(200)	—	—	—	—	—	—	—	(200)
Canal+ Group	301	(7)	—	—	—	—	—	—	294
SFR	1 841	—	—	3	—	—	—	—	1 844
Maroc Telecom	503	—	—	—	—	9	—	—	512
Holding & Corporate	(184)	—	—	—	—	—	—	—	(184)
Non core operations	58	—	—	—	—	—	(17)	(9)	32

Total Vivendi Universal	€2 375	€(7)	€39	€3	€—	€9	€(17)	€(9)	€2 393

(a)	Mainly corresponds to “Flux-divertissement” business of StudioExpand, Canal+ Benelux and NC Numéricâble.

(b)	Corresponds to an estimation of the mobile-to-mobile sales at the applying 2005 rate.

(c)	Corresponds to Monaco Telecom and Kencell.
Vivendi Universal — IFRS — unaudited

3—	RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS PREPARED UNDER FRENCH GAAP TO IFRS REVENUES AND EARNINGS FROM OPERATIONS FOR THE FIRST NINE MONTHS OF 2004
The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings is presented in the note 19 to the Consolidated Financial Statements as at September 30, 2005.

	Nine Months Ended September 30, 2004
	French	Revenues of telecom operators							Reclassification of
	GAAP as	Change in							Cegetel and VUE	IFRS
	published	presentation	Handset	Equipment			Share based	Other	as discontinued
(In millions of euros)	(a)	(b)	subsidies	sales	Other	Pensions	compensation	impacts	operations (c)

Revenues
Universal Music Group	3 233	—	—	—	—	—	—	(4)	—	3 229
Vivendi Universal Games	211	—	—	—	—	—	—	—	—	211
Canal+ Group	2 689	—	—	—	—	—	—	(15)	—	2 674
SFR	6 301	(128)	(78)	(7)	(2)	—	—	—	(744)	5 342
Maroc Telecom	1 210	(1)	(34)	1	—	—	—	—	—	1 176
Non core operations and elimination of intercompany transactions	123	—	—	—	—	—	—	(2)	6	127
Vivendi Universal Entertainment	2 327	—	—	—	—	—	—	—	(2 327)	—

Total Vivendi Universal	16 094	(129)	(112)	(6)	(2)	—	—	(21)	(3 065)	12 759

Earnings from Operations
Universal Music Group	44	—	—	—	—	16	—	(4)	—	56
Vivendi Universal Games	(185)	—	—	—	—	—	—	(15)	—	(200)
Canal+ Group	303	—	—	—	—	(1)	—	(1)	—	301
SFR	1 799	—	—	1	—	—	—	11	30	1 841
Maroc Telecom	514	—	—	—	—	—	—	(11)	—	503
Holding & Corporate	(173)	—	—	—	—	16	(26)	(1)	—	(184)
Non core operations	45	—	—	—	—	—	—	13	—	58
Vivendi Universal Entertainment	337	—	—	—	—	—	—	—	(337)	—

Total Vivendi Universal	2 684	—	—	1	—	31	(26)	(8)	(307)	2 375

(a)	Revenues as they were published in BALO on August 2, 2004 and filed with the SEC as a 6-K on October 11, 2004.

(b)	Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers, are net of related expenses. Under French GAAP, this change in presentation was applied in the fourth quarter of 2004. Please refer to Notes 1.3.4.4 and 2.8.L. to the Note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.

(c)	In accordance with IFRS 5, Cegetel and VUE qualified as discontinued operations and income and expense were deconsolidated as at January 1, 2004.
4—	RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO CASH FLOW FROM OPERATIONS FOR THE FIRST NINE MONTHS OF 2005 AND OF 2004

	Nine Months Ended September 30,
(In millions of euros)	2005	2004
Net cash provided by operating activities, as reported	€2 613	€3 004
Deduct:
Capital expenditures	(929)	(853)
Proceeds from sales of property, plant, equipment and intangible assets	88	194

Capital expenditures, net of proceeds	€(841)	€(659)

Add back:
Income taxes paid	1 105	497
Interest paid	167	323
Other cash impacts	402	268

Cash flow from operations (i.e. before income taxes, financing costs and after restructuring costs)	€3 446	€3 433

Vivendi Universal — IFRS — unaudited

C — CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004
(Unaudited)

				Year Ended
		Nine Months Ended September 30,		December 31,
(In millions of euros, except per share amounts)	Note	2005	2004 (a)	2004 (b)

Revenues		€14,005	€12,759	€17,932
Cost of revenues		(6,988)	(6,496)	(9,148)

Margin from operations		7,017	6,263	8,784
Selling, general and administrative expenses		(4,045)	(3,832)	(5,462)
Other operating expenses		27	(56)	(88)

Earnings from operations		2,999	2,375	3,234
Other income from ordinary activities		56	73	89
Other charges from ordinary activities		(154)	(18)	(25)
Income from equity affiliates	10.2	225	218	221

Earnings before interest and income taxes		3,126	2,648	3,519
Interest		(167)	(351)	(406)
Other financial charges and income		298	(290)	1,263

Interest and other financial charges and income	4	131	(641)	857

Earnings from continuing operations before income taxes		3,257	2,007	4,376
Provision for income taxes	5	(537)	(121)	(298)

Earnings from continuing operations		2,720	1,886	4,078
Earnings from discontinued operations	6	107	786	800

Earnings		€2,827	€2,672	€4,878

Attributable to :
Equity holders of the parent		€1,907	€1,845	€3,821
Minority interests		920	827	1,057

Earnings from continuing operations attributable to the equity holders of the parent per share — basic (in euros)	7	€1.61	€0.94	€2.63
Earnings from continuing operations attributable to the equity holders of the parent per share — diluted (in euros)	7	€1.60	€0.93	€2.62

Earnings from discontinued operations per share — basic (in euros)	7	€0.09	€0.69	€0.70
Earnings from discontinued operations per share — diluted (in euros)	7	€0.09	€0.68	€0.70

Earnings attributable to the equity holders of the parent per share — basic (in euros)	7	€1.66	€1.62	€3.34
Earnings attributable to the equity holders of the parent per share — diluted (in euros)	7	€1.65	€1.61	€3.32

Adjusted net income attributable to equity holders of the parent	1.4	€1,687	€974	€1,332
Adjusted net income attributable to equity holders of the parent per share — basic (in euros)	7	€1.47	€0.85	€1.16
Adjusted net income attributable to equity holders of the parent per share — diluted (in euros)	7	€1.46	€0.85	€1.16
The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings for the nine months ended September 30, 2004 is presented in Note 19.

(b)	Following Cegetel and neuf telecom merger announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5. Accordingly, the fixed telephony activity’s net income and expenses were deconsolidated as at January 1, 2004 and presented in the amount of 72% in “Earnings from discontinued operations” and in the amount of 28% in “Income from equity affiliates”. The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings for the year ended December 31, 2004, not taking into account the qualification of Cegetel S.A.S. as discontinued operations, is presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.
Vivendi Universal — IFRS — unaudited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
(Unaudited)

		September 30,	December 31,	January 1,
(In millions of euros)	Note	2005	2004 (a)	2004 (a)

ASSETS
Goodwill, net	8	€13,732	€13,181	€12,969
Non current content assets, net	9.1	2,478	2,431	2,971
Other intangible assets, net		1,856	2,177	2,362
Property, plant and equipment, net		4,299	4,882	5,768
Investments in equity affiliates	10	6,725	5,773	2,096
Non current financial assets	11	4,304	3,833	3,980
Deferred income tax assets		1,863	1,388	1,094
Other non current assets		134	217	87

Non current assets		35,391	33,882	31,327

Inventories		449	315	364
Current income tax receivables		303	772	373
Current content assets, net	9.1	971	418	583
Accounts receivable and other		4,818	4,895	5,655
Short-term financial assets	11	256	162	94
Cash and equivalents		2,216	3,159	2,726

		9,013	9,721	9,795
Assets held for sale	6	—	180	13,897

Current assets		9,013	9,901	23,692

TOTAL ASSETS		€44,404	€43,783	€55,019

EQUITY AND LIABILITIES
Share capital		€5,907	€5,899	€5,893
Additional paid-in capital		7,355	7,313	7,234
Retained earnings and others		4,685	2,586	(277)
Equity associated with assets held for sale	6	—	—	231

Equity attributable to equity holders of the parent		17,947	15,798	13,081
Minority interests		2,825	2,643	3,961

Total equity		20,772	18,441	17,042

Non current provisions		692	795	843
Long-term borrowings and other financial liabilities	13	4,805	5,357	7,416
Deferred income tax liabilities		3,716	3,395	3,670
Other non current liabilities		2,082	2,622	2,669

Non current liabilities		11,295	12,169	14,598

Accounts payable		8,936	8,568	9,441
Current income tax payables		713	1,298	1,157
Current provisions		429	357	355
Short-term borrowings and other financial liabilities	14	2,259	2,842	5,611

		12,337	13,065	16,564

Liabilities associated with assets held for sale	6	—	108	6,815

Current liabilities		12,337	13,173	23,379

Total liabilities		23,632	25,342	37,977

Contractual obligations and contingent assets and liabilities	16

TOTAL EQUITY AND LIABILITIES		€44,404	€43,783	€55,019

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliations of the consolidated statements of financial position prepared under French GAAP and the IFRS consolidated statement of financial positions as at December 31, 2004 and January 1, 2004 are presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.
Vivendi Universal — IFRS — unaudited

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004
(Unaudited)

				Year Ended
		Nine Months Ended September 30,		December 31,
(In millions of euros)	Note	2005	2004	2004

Operating activities:
Earnings attributable to equity holders of the parent		€1,907	€1,845	€3,821
Adjustments to reconcile earnings attributable to equity holders of the parent to net cash provided by operating activities:
Depreciation and amortization	15.1	1,225	1,005	1,488
Gain on sale of property, plant and equipment, intangible assets and financial assets		(32)	(170)	(1,614)
Income from equity affiliates		(225)	(218)	(221)
Deferred taxes		(408)	(823)	(543)
Earnings from discontinued operations	6	(107)	(786)	(800)
Minority interests		920	827	1,057
Other items from interest and other financial charges and income		(351)	243	21
Dividends received from equity affiliates	15.2	354	349	404
Changes in working capital and other		(670)	732	636

Net cash provided by operating activities		2,613	3,004	4,249
Investing activities:
Capital expenditures		(929)	(853)	(1,322)
Proceeds from sales of property, plant, equipment and intangible assets		88	194	196
Purchases of investments, after acquired cash		(1,237)	(381)	(393)
Proceeds from sales of investments, after divested cash		(392)	3,529	5,231
Decrease (increase) in financial assets		(217)	32	22
Net cash provided by discontinued operations	6	—	11	11

Net cash provided by (used for) investing activities		(2,687)	2,532	3,745
Financing activities:
Net proceeds from issuance of common shares		28	15	18
Sales (purchases) of treasury shares		(96)	(32)	(28)
Cash dividends paid by Vivendi Universal S.A.		(689)	—	—
Cash dividends paid by consolidated companies to their minority shareholders	15.2	(767)	(1,632)	(1,832)

Transactions on equity		(1,524)	(1,649)	(1,842)
Setting up of long-term borrowings and other non current liabilities		2,348	1,030	1,148
Principal payment on long-term borrowings and other non current liabilities		(1,739)	(3,283)	(3,448)
Net increase (decrease) in short-term borrowings and other		25	(3,145)	(3,404)

Transactions on borrowings and other liabilities		634	(5,398)	(5,704)

Net cash provided by (used for) financing activities		(890)	(7,047)	(7,546)
Foreign currency translation adjustment		21	16	(15)

Change in cash and equivalents		€(943)	€(1,495)	€433

Cash and equivalents:

Beginning		€3,159	€2,726	€2,726

Ending		€2,216	€1,231	€3,159

Supplementary information
Interest paid		€(167)	€(323)	€(357)
Income taxes paid		€(1,105)	€(497)	€(622)
The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.
Vivendi Universal — IFRS — unaudited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FULL YEAR 2004 AND THE FIRST NINE MONTHS OF 2005
(Unaudited)
FULL YEAR 2004

					Retained Earnings and Other						Equity
						Net	Foreign		Equity		attributable
		Common shares		Additional		unrealized	currency		associated		to equity
		Number of		paid-in	Retained	gains	translation	Treasury	with assets		holders of	Minority	Total
(In millions of euros, except number of shares)	Note	shares	Amount	capital	earnings	(losses)	adjustment	shares	held for sale	Total	the parent	interests	equity

		(In thousands)

BALANCE AS AT JANUARY 1, 2004		1,071,519	5,893	7,234	(533)	257	—	(1)	231	(46)	13,081	3,961	17,042 (a)

Dividends and other transactions with shareholders		1,105	6	79	(67)	—	—	—	—	(67)	18	—	18

Assets available for sale, net of -€39 million of tax		—	—	—	—	653	—	—	—	653	653	—	653
Other charges and income directly recorded in equity		—	—	—	59	—	(1,595)	(8)	(231)	(1,775)	(1,775)	—	(1,775)

Total charges and income directly recorded in equity		—	—	—	59	653	(1,595)	(8)	(231)	(1,122)	(1,122)	—	(1,122)
Earnings		—	—	—	3,821	—	—	—	—	3,821	3,821	1,057	4,878

Total charges and income recorded over the year		—	—	—	3,880	653	(1,595)	(8)	(231)	2,699	2,699	1,057	3,756

NBC-Universal transaction: divestiture of 80% of VUE		—	—	—	—	—	—	—	—	—	—	(563)	(563)
Change in value of the commitments to purchase minority interests		—	—	—	—	—	—	—	—	—	—	55	55
Cash dividends paid by subsidiaries to minority interests	15.2	—	—	—	—	—	—	—	—	—	—	(1,849)	(1,849)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(18)	(18)

Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(2,375)	(2,375)

Total changes over the year		1,105	6	79	3,813	653	(1,595)	(8)	(231)	2,632	2,717	(1,318)	1,399

BALANCE AS AT DECEMBER 31, 2004		1,072,624	5,899	7,313	3,280	910	(1,595)	(9)	—	2,586	15,798	2,643	18,441 (a)

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

(a)	The reconciliations of the equity prepared under French GAAP and the IFRS equity as at January 1, 2004 and December 31, 2004 are presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.
Vivendi Universal — IFRS — unaudited

FIRST NINE MONTHS OF 2005

					Retained Earnings and Other						Equity
						Net	Foreign		Equity		attributable
		Common shares		Additional		unrealized	currency		associated		to equity
		Number of		paid-in	Retained	gains	translation	Treasury	with assets		holders of	Minority	Total
(In millions of euros, except number of shares)	Note	shares	Amount	capital	earnings	(losses)	adjustment	shares	held for sale	Total	the parent	interests	equity

		(In thousands)

BALANCE AS AT DECEMBER 31, 2004		1,072,624	5,899	7,313	3,280	910	(1,595)	(9)	—	2,586	15,798	2,643	18,441

Cash dividends paid by Vivendi Universal S.A. (€0.6 per share)		—	—	—	(689)	—	—	—	—	(689)	(689)	—	(689)
Other transactions with shareholders		1,494	8	42	(22)	—	—	—	—	(22)	28	—	28

Dividends and other transactions with shareholders		1,494	8	42	(711)	—	—	—	—	(711)	(661)	—	(661)

Assets available for sale, net of €45 million of tax		—	—	—	—	99	—	—	—	99	99	—	99
Other charges and income directly recorded in equity		—	—	—	35	(11)	824	(44)	—	804	804	(1)	803

Total charges and income directly recorded in equity		—	—	—	35	88	824	(44)	—	903	903	(1)	902
Earnings		—	—	—	1,907	—	—	—	—	1,907	1,907	920	2,827

Total charges and income recorded over the period		—	—	—	1,942	88	824	(44)	—	2,810	2,810	919	3,729

Acquisition of an additional 16% stake in Maroc Telecom	2.1	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Change in value of other commitments to purchase minority interests		—	—	—	—	—	—	—	—	—	—	—	—
Cash dividends paid by subsidiaries to minority interests	15.2	—	—	—	—	—	—	—	—	—	—	(768)	(768)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	69	69

Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(737)	(737)

Total changes over the period		1,494	8	42	1,231	88	824	(44)	—	2,099	2,149	182	2,331

BALANCE AS AT SEPTEMBER 30, 2005		1,074,118	5,907	7,355	4,511	998	(771)	(53)	—	4,685	17,947	2,825	20,772

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.
Vivendi Universal — IFRS — unaudited

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES
1.1.  Basis of preparation of the 2004 financial information and of the first nine months of 2005 consolidated financial statements
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The first financial statements published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.
At this prospect, first nine months consolidated financial statements were prepared for the first time in application of (i) IFRS accounting and valuation principles which should be applicable in the EU and applied by the company for the preparation of the 2005 consolidated financial statements, as described in this note and of (ii) the information presentation rules applicable to interim financial statements as defined in the AMF’s General Rule. They include on a comparable basis, data related to the full year of 2004 and to the first nine months of 2004, adjusted according to the same rules.
Given the remaining uncertainties concerning the standards and interpretations which will be applicable as at December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of the 2004 IFRS financial information and of the consolidated financial statements for the first nine months 2005, on final and definitive reporting of the IFRS consolidated financial statements as at December 31, 2005 and as at September 30, 2006.
Some reclassifications were done in the 2004 consolidated financial statements to permit comparison with the first nine months of 2005 consolidated financial statements. In addition, the presentation of the consolidated financial statements as at September 30, 2004 and December 31, 2004 was modified as a result of the application of IFRS 5 (please refer to the note 1.3.6. “Assets held for sale and discontinued operations”).
1.2. Presentation of standards and interpretations adopted in the preparation of the 2004 financial information and of the first nine months of 2005 consolidated financial statements
          1.2.1. Standards adopted
The 2004 financial information and the first nine months of 2005 consolidated financial statements have been prepared based on standards and interpretations published as at December 31, 2004 and adopted by the EU. The options elected by Vivendi Universal management are in line with the early adoption of certain standards and interpretations not yet published or adopted but applicable on December 31, 2005.
Vivendi Universal therefore prepared the 2004 financial information and the first nine months of 2005 consolidated financial statements on the basis of the following:
1.	all mandatory IFRS/IFRIC standards and interpretations as at September 30, 2005. All these standards and interpretations have been adopted by the EU.

2.	as at January 1, 2004, early adoption of:
•	IAS 32 and 39 concerning financial instruments. Vivendi Universal is not impacted by any sections of IAS 39 not adopted by the EU. Vivendi Universal has consequently applied IAS 39 in full to its 2004 financial information and its first nine months of 2005 consolidated financial statements;

•	IFRS 2 concerning share-based payments, including incentive plans (stock purchase and subscription options) and stock purchase plans (Group savings plan) granted to employees;

•	IFRS 5, which requires reclassification of activities as discontinued operations, the disposal of which has been decided,;

•	IFRIC 4 concerning determining whether an arrangement contains a lease, which has not yet been adopted by the EU.
3.	the following options, pending publication of an IASB or IFRIC text on the matter:
•	Put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration.

Pending publication of an IASB/IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration, and any subsequent changes in this present value through goodwill.

•	Pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of SFR and Maroc Telecom for the replacement of their mobile phone, which do not result in an additional outflow of resources. In effect, these bonuses do not represent a benefit greater than that granted to new customers on the initial signature of a contract. Loyalty coupons convertible into free services are accrued.

1.2.2.	Description of accounting options associated with first time adoption of IFRS standards
The 2004 financial information has been prepared in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”. The opening statement of financial position has generally been restated for the retrospective application of accounting policies adopted for financial reporting purposes. The impact of these restatements is recorded directly through equity.
The Group has adopted a number of options to not restate retrospectively certain assets and liabilities offered by IFRS 1.
(a)	Business combinations
Vivendi Universal has chosen not to restate business combinations prior to January 1, 2004 in accordance with standard IFRS 3.
(b)	Actuarial gains and losses on employee benefit plans
Vivendi Universal has decided to adopt the option provided for in IFRS 1, involving recording on January 1, 2004 of unrecognized actuarial gains and losses against consolidated equity.
Vivendi Universal-IFRS-unaudited

(c)	Foreign currency translation adjustments
Vivendi Universal has transferred to consolidated reserves foreign currency translation adjustments as at January 1, 2004, relating to the translation into euro of the financial statements of subsidiaries with foreign currencies as their accounting currencies.
(d)	Measurement of certain intangible/tangible assets at fair value
Vivendi Universal has chosen not to apply the option provided for in IFRS 1, involving the remeasurement, as at January 1, 2004, of certain intangible and tangible assets at their fair value at that date.
(e)	Share-based compensation
Vivendi Universal has decided to apply the provisions of IFRS 2 solely to equity-based compensation granted after November 7, 2002, for which the rights acquisition date falls after December 31, 2003.
For all other IFRS standards, opening values for assets and liabilities as at January 1, 2004 have been restated retrospectively as if the IFRS standards in force on December 31, 2005 had always been applied.
1.3. Principles governing the preparation of 2004 financial information
The Vivendi Universal consolidated 2004 IFRS financial information has been prepared in accordance with the historical cost principle, with the exception of certain asset and liability categories, detailed below, pursuant to IFRS. The consolidated 2004 financial information is expressed in euros, and all values are rounded to the nearest million, unless otherwise stated.
Compliance with accounting standards
The consolidated financial information for Vivendi Universal S.A. and all its subsidiaries has been prepared in accordance with International Financial Reporting Standards (IFRS).
1.3.1. Use of estimates
The preparation of financial statements in compliance with GAAP requires management of Vivendi Universal to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
On a constant basis, management reviews its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results, of which, form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ significantly from these estimates under different assumptions or conditions.
1.3.2. Principles of consolidation
Full consolidation
All companies in which Vivendi Universal has a controlling interest, specifically when it has the power to direct the financial and operational policies of these companies to obtain benefit from their operations, are fully consolidated.
A controlling position is assumed to exist where Vivendi Universal holds, directly or indirectly, a voting interest exceeding 50%, and where no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block ordinary decisions taken by Vivendi Universal.
A controlling position also exists where Vivendi Universal, holding an interest of 50% or less in an entity, possesses control over more than 50% of the voting rights by virtue of an agreement with other investors, power to direct the financial and operational policies of the entity by virtue of a statute or contract, power to appoint or remove from office the majority of the members of the Board of Directors or equivalent management body, or the power to assemble the majority of voting rights at meetings of the Board of Directors or equivalent management body.
Vivendi Universal consolidates special purpose entities which it controls in substance because where it has the right to obtain a majority of benefits, or where it retains the majority of residual risks inherent in the special purpose entity or its assets.
Equity accounting
Vivendi Universal equity-accounts affiliates over which it exercises significant influence, and joint ventures in which it shares control with other shareholders under the terms of a contract.
Significant influence is assumed to exist where Vivendi Universal holds, directly or indirectly, at least a 20% voting interest in an entity, unless it can be clearly demonstrated that this is not the case. The existence of significant influence can be proven on the basis of other criteria, such as representation on the Board of Directors or equivalent management body of the entity, participation in the process of policy definition, the existence of material transactions with the held entity or exchange of management personnel.
Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material inter-company accounts and transactions.
Subsidiaries acquired are consolidated in the Group financial statements as from their acquisition date, or for reasons of convenience and if the impact is not material, as from the date of preparation of the most recent consolidated statement of financial position.
1.3.3. Foreign currency translation
Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At closing date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the closing date exchange rate. All foreign currency adjustments are expensed, apart from adjustments on borrowing in foreign currencies, constituting a hedge for the net investment in a foreign entity. These adjustments are allocated directly to equity until the divestiture of the net investment.
Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the period-end exchange rate and all income and expense accounts and cash flow statements are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in equity.
Vivendi Universal-IFRS-unaudited

1.3.4. Revenues from operations and associated costs
Revenues from operations are reported when it is probable that future economic benefits will be obtained by the Group, and that these revenues can be reliably measured.
1.3.4.1. Universal Music Group (UMG)
Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for products sales with term FOB shipping point, and on delivery for products sold FOB destination.
Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artists’ costs, recording costs and direct overheads. Selling, general and administrative expenses include marketing and advertising expenses, selling costs, provisions for doubtful receivables and indirect overheads.
1.3.4.2. Vivendi Universal Games (VUG)
The sales of boxes for Massively Multiplayer Online Games (MMOG), as well as the sales of boxes for the other games, are recorded when ownership and related risks are transferred to the distributor, net of a provision for estimated returns and allowances. The income generated by subscriptions and prepaid cards related to online games is recorded on a straight-line basis over the duration of the service.
Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.
1.3.4.3. Canal+ Group
Pay television
Revenues from television subscription services related to pay television, cable or satellite programming are recognized as the services are provided. Revenues from advertising are recognized as advertising commercials are broadcast. Revenues from related services (such as interactive services, video-on-demand services) are recognized as the services are provided. Subscriber management and acquisition costs, as well as television distribution costs, are included in cost of revenues.
Theatrical film and television programming distribution
Theatrical revenues are recognized as the films are exhibited. Revenues from film and video distribution, from television and pay television licensing agreements are recognized when the films and television programming are available for telecast, and that all other conditions of the sale have been met. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of the product for retail sale to the ultimate customer. Film and television amortization costs, participation and residual costs, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs are included in cost of revenues.
1.3.4.4. SFR and Maroc Telecom
Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from the sale of telecommunications equipment (mobile phone and other), net of point-of-sale discounts and connection charges, are recognized on activation of the line. Customer acquisition and loyalty costs for mobile phones principally consisting of rebates on the sale of equipment to customers through distributors are recognized as a deduction from revenues. Customer acquisition and loyalty costs consisting of premiums not related to the sale of equipment and commissions paid to distributors are recognized as selling and general expenses.
Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers (mainly toll numbers), are net of related expenses.
Cost of revenues includes purchasing costs, interconnection and access costs, and network and equipment costs. Selling, general and administrative expenses principally include commercial costs consisting of marketing and customer care expenses.
1.3.4.5. Other costs
Selling, general and administrative expenses principally include salaries and benefits, rent, consulting and services fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g. finance, human resources, legal, information technology and headquarters), and other operating expenses.
Advertising costs are expensed as incurred.
1.3.5. Assets
1.3.5.1. Goodwill and business combinations
Business combinations are accounted for by applying the purchase method. Under this method, assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value.
Goodwill is measured at cost at the acquisition date, this being the excess of the cost of the business combination over the purchaser’s interest in the fair value of the assets, liabilities and any identifiable contingent liabilities acquired.
Subsequently, goodwill is measured at cost less accumulated impairment losses. Goodwill is subject to impairment tests each year, or more frequently where indications of impairment loss exist. In the event of a loss in value, an impairment loss is recorded in other charges from ordinary activities.
On the acquisition date, goodwill is allocated to each cash-generating unit likely to benefit from the business combination.
In the event of acquisition of an additional interest in a subsidiary, the excess of the acquisition cost over the carrying amount of minority interests acquired is recognized as goodwill.
Vivendi Universal-IFRS-unaudited

1.3.5.2. Content assets
UMG
Music publishing rights and catalogs include music catalogs, artists’ contracts and publishing rights acquired in December 2000 as part of the acquisition of The Seagram Company Ltd. or more recently. They are amortized over 15 years.
Royalty advances to artists, songwriters and co-publishers are capitalized as an asset when the current popularity and past performances provide a reasonable basis for determining that the probable future recoupment of such royalty advances from earnings otherwise payable to them is reasonably assured. Royalty advances are recognized as an expense as subsequent royalties are earned by the artist, songwriter and co-publisher. Any portion of capitalized royalty advances not deemed to be recoverable from future royalties is expensed during the period in which the loss becomes evident.
Royalties earned by artists, songwriters, co-publishers and other copyright holders are recognized as an expense in the period in which the sale of the product takes place, less an adjustment for future estimated returns.
VUG
In the normal course of its business, VUG pays advances on royalties and license fees to organizations for use of their intellectual property contents for developing new games (e.g. software developments, editorial contents). Such royalty and license fee advances are recognized as an expense, based on contractual rates of net product sales, in the period in which the sale of the games takes place. Any portion of capitalized royalty and license fee advances not deemed to be recoverable from future royalties and license fees is expensed during the period in which the loss becomes evident.
Canal+ Group
Broadcasting of film, television or sport rights
When signing contracts for the acquisition of film, television or sport rights, the rights acquired are recorded as off balance-sheet commitments. They are recorded as an asset, classified as content assets, as follows:
•	Film and television rights are recognized at the contract price, when the screening certificate has been obtained and the programming is available for exhibition. They are amortized over their broadcasting period.
•	Sport rights are recognized at their acquisition cost, upon opening of the related sport season, and are amortized as they are broadcast.
Amortization of film, television or sport rights is included in cost of revenues.
Theatrical film and television rights produced or acquired to be sold
Theatrical film and television rights produced or acquired before their initial exhibition are recorded as an asset at cost (mainly direct production or co-production costs and administration costs) or at their acquisition cost, and classified as content assets. Theatrical film and television rights are amortized, and co-production and other related costs are expensed, pursuant to the estimated revenue method, i.e., based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. Such revenues are estimated to be generated over a maximum 12-year period. Film and television costs are stated at the lower of cost less accumulated amortization, or net realizable value.
Film and television catalogs
Catalogs are comprised of film rights acquired for a second television exhibition, or film and television rights produced or acquired that are transferred after their first television exhibition. They are recognized as an asset at their acquisition or transfer cost, and amortized as groups of films or individually, based on the estimated revenue method, respectively.
Impairment of content assets
Non current content assets are tested for impairment at the end of each annual reporting period and whenever there is an indication that they be impaired. Impairment test consists of comparing the carrying amount of an asset to its recoverable amount, defined as the highest value between its fair value less costs to sell or the value in use.
If need be, UMG and VUG advances and royalties are included in the cost of revenues.
1.3.5.3. Research and development costs
Research costs are reported as expenses when incurred. Development expenses are capitalized when the recoverability of the project can reasonably be considered certain.
Cost of software for rental, sale or commercialization
Capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established, and they are considered as recoverable. Technical feasibility is determined individually for each product. Non-capitalized software development costs are immediately recorded in research and development costs.
Cost of internal use software
Direct internal and external costs incurred for the development of computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements resulting in additional functionality are also capitalized. Maintenance and minor upgrade and enhancement costs are expensed as incurred.
Other research and development costs
All other research and development costs are expensed as incurred.
Vivendi Universal-IFRS-unaudited

1.3.5.4. Other intangible assets
Intangible assets acquired separately are reported at cost, and intangible assets acquired in connection with a business combination are reported at their fair value at acquisition date. The historical cost model is applied to intangible assets subsequent to their initial recognition. Amortization is accrued for assets with a finite lifetime.
On the other hand, music catalogs, trade names, subscribers’ bases and market shares generated internally are not recognized as intangible assets.
SFR and Maroc Telecom
Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. Licenses to operate in France are recognized in the amount of the fixed upfront fee paid at the granting of the license. The variable fee which cannot reliably be determined (equal for the UMTS license to 1% of the income generated by the activity) is recorded as an expense when incurred.
1.3.5.5. Property, plant and equipment
Property, plant and equipment are carried at historical cost. Borrowing costs are expensed as incurred. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 15 — 60 years for buildings and 5 — 30 years for equipment and machinery.
Assets financed by finance lease contracts are capitalized at the lower of the fair value of future payments and market value and the related debt is recorded in “borrowings and other financial liabilities”. These assets are depreciated on a straight-line basis over their estimated useful life. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.
Subsequent to initial recognition, the cost model is applied to tangible assets, including investment real estate.
1.3.5.6. Impairment of long-lived assets
Goodwill and intangible assets with an indefinite useful life are tested for impairment at the end of each annual reporting period and whenever there is an indication that they may be impaired. The carrying value of other long-lived assets is also subject to impairment tests whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Impairment tests consist of comparing the carrying amount of an asset to its recoverable amount, defined as the higher of fair value less costs to sell and the value in use to Vivendi Universal.
The recoverable amount is determined individually for each asset unless the asset does not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets. In such cases, as for goodwill, the recoverable amount is determined for the cash-generating unit. Vivendi Universal has defined its operating businesses as cash-generating units: these correspond to operating segments or one level below where the relevant units have economic characteristics which are distinct from the rest of the operating segment. The appropriate level is generally that considered by Vivendi Universal management when assessing operating performance.
Value in use is equal to the sum of future cash flows expected to be obtained from the continuing use of the asset (or the operating unit) and from its ultimate disposal. Cash flows used are consistent with the most recent budgets and business plans approved by Management and presented to the Board of Directors. The discount rate applied reflects current market assessments of the time value of money and risks inherent to the asset (or operating unit).
Fair value less costs to sell represents an estimate of the amount which could be obtained from the disposal of the asset (or the operating unit) in an arm’s length transaction between knowledgeable and willing parties, after deducting the costs of disposal.
These values are determined based on market information (comparison with similar listed companies, recent transactions and stock market prices) or in the absence of such information based on discounted cash flows. Fair values are determined with the assistance of a third-party appraiser appointed by Vivendi Universal.
Where the fair value is less than the net carrying value of the cash-generating unit, this loss in value is recognized in other charges from ordinary activities in the amount of the difference and offset in priority through goodwill.
1.3.5.7. Investments
Investments are initially recognized at cost, corresponding to the fair value of the price paid, including associated acquisition costs. Investments classified as “available for sale” are subsequently measured at fair value. Profits and losses on investments available for sale are recognized in equity until the investment is sold, collected or disposed of in another way, or until it is demonstrated that the investment is impaired, at which time the accumulated profit or loss previously reported in equity is expensed.
For investments actively traded in organized public markets, fair value is determined by reference to the published market price at closing date. For investments for which no published market price exists in an active market, fair value, which is generally immaterial, is estimated.
1.3.5.8. Inventories
Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase costs, production costs and other supply and packaging costs. Net realizable value is the estimated selling price in the normal course of business, less estimated completion costs and estimated selling cost.
1.3.5.9. Cash and equivalents
Cash and equivalents consist of cash in banks and highly liquid investments with initial maturities of three months or less. Investments in listed securities, investments with initial maturities superior to three months without early exit possibilities or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.) are not recorded as cash and equivalents but as financial assets.
1.3.6. Assets held for sale and discontinued operations
A long-lived asset or a group of assets and liabilities is held for sale where its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable.
Vivendi Universal-IFRS-unaudited

These assets and liabilities are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. The related tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized.
An operation is qualified as discontinued when the criteria for classification as an asset held for sale have been met, or when Vivendi Universal has sold the asset. Discontinued operations are presented in a single line of the statement of earnings for the periods reported, comprising the earnings after tax of discontinued operations until the divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on a single line of the statement of consolidated cash flows for the periods presented.
1.3.7. Financial liabilities
Long and short-term borrowings and other financial liabilities include:
•	Notes and facilities, as well as miscellaneous other borrowings (including treasury bills and debt related to capital leases) and the related accrued interests;

•	Obligations arising in respect of commitments to purchase minority interests;

•	The negative value of other derivative financial instruments. Derivatives with positive fair values are recorded as financial assets in the statement of financial position.
Interest-bearing borrowings
All borrowings are initially recognized at cost, corresponding to the fair value of the amount received, net of costs relating to the borrowing. Interest-bearing borrowings are subsequently valued at amortized cost, applying the effective interest rate method. Premiums/discounts and borrowing issuance costs are, therefore, deducted from borrowings and the discount is then unwound over the term of the borrowing.
Commitments to purchase minority interests
Vivendi Universal has granted commitments to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests. These purchase commitments may be conditional (e.g. put options) or firm (e.g. commitments to purchase minority interests at a future date). Pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted provisionally in accordance with prevailing IFRS:
•	On initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or firm purchase commitment, mainly offset through minority interests and the balance through goodwill;

•	Subsequent changes in the value of the commitment are recognized by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in other financial charges and income;

•	Where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in other financial charges and income;

•	On maturity of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.
Derivative financial instruments
Vivendi Universal uses various derivative financial instruments mainly to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices for investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge debt where principal repayment terms are based on the value of Vivendi Universal stock. Most derivative instruments used by the Group do not qualify as hedges for accounting purposes, and are measured at fair value. Fair value movements during the period in respect of derivatives which do not qualify for hedge accounting, are recorded as income or expenses of the current period.
With regards to the management of foreign currency hedges, accounting choices do not impact management practices, which are currently based on the systematic hedging of all foreign exchange exposure:
•	Firm commitments (e.g. certain sports rights at Canal+ Group): hedge accounting requires the implementation of compliant documentation and results in the symmetrical recognition of fair value movements in the hedged item and the hedging instrument, in earnings from operations;

•	Budgeted operating activities: no hedge accounting; as the statement of earnings is presented by function, the accounting impact of changes in value of the hedged item and the hedging instrument are recognized in earnings from operations.

1.3.8. Compound borrowings
Some financial instruments comprise a liability and an equity component. This is the case with the notes mandatorily redeemable for new shares of Vivendi Universal issued in November 2002.
The various components of these instruments are accounted for in equity and borrowings and other financial liabilities according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
The component classified as borrowings and other financial liabilities is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument with the same characteristics (maturity, cash flows) but without any conversion option or reimbursement in shares.
1.3.9. Other liabilities
Provisions
Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and disclosure is made in the Notes to the consolidated financial statements.
Vivendi Universal-IFRS-unaudited

Employee benefit plans
In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all employees through defined contribution or defined benefit plans, which are integrated with local social security and multi-employer plans in the first case and generally managed via Group pension plans in the second case. Vivendi Universal’s funding policy is consistent with the applicable government funding requirements and regulations of each country in which the group maintains a pension plan. The defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but not holdings in Vivendi Universal shares. Contributions to defined contribution and multi-employer plans are expensed during the year.
For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method considers the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.
Furthermore, Vivendi Universal applies the following rules:
•	The fair value of plan assets is deducted from accrued liabilities;

•	The actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants).
Where financial assets exceed recognized obligations, an asset is recognized up to the maximum cumulative amount of net actuarial losses and unrecognized past service costs.
1.3.10. Deferred taxes
Deferred tax assets and liabilities are recognized using the statement of financial position liability method for temporary differences existing at closing date between the tax base values of assets and liabilities and their carrying value in the consolidated statement of financial position.
Deferred tax liabilities are recognized for all taxable temporary differences:
•	except where the deferred tax liability results from goodwill impairment not deductible for tax purposes, or initial recognition of an asset or liability in a transaction not corresponding to a business combination, and which, at the transaction date, does not impact accounting income or taxable profit or loss; and

•	for taxable temporary differences relating to equity investments in subsidiaries, affiliates and joint ventures, except where the date at which the temporary difference is reversed can be controlled, and it is probable that the temporary difference will not be reversed in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, carry-forward of tax losses and unapplied tax credits, insofar as it is probable that a taxable profit will be available to make use of said deductible temporary differences, tax loss carry-overs and unapplied tax credits:
•	except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact accounting income or tax loss;

•	for deductible timing differences associated with equity interests in subsidiaries, affiliates and joint ventures, deferred tax assets are only reported insofar as it is probable that the temporary difference will be reversed in the foreseeable future, and that taxable profit exists to which the temporary difference can be allocated.
The carrying amount of deferred tax assets is reviewed on each closing, and reduced insofar as it is no longer probable that sufficient taxable profit will be available to benefit from all or part of the deferred tax asset.
Deferred tax assets and liabilities are measured at the expected tax rates for the financial year during which the asset will be realized or the liability settled, on the basis of the tax rates (and tax regulations) adopted or substantially adopted at closing date.
Taxes relating to items directly recognized in equity are reported under equity and not expensed.
1.3.11. Share-based compensation
Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align management interests with those of shareholders by providing an additional incentive to improve company performance and increase the share price on a long-term basis.
Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity affiliates to purchase shares in Vivendi Universal within reserved capital increases. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.
The grant of stock option plans and the offer to subscribe in the group savings plan represent a benefit given to management, employees and retirees and represent additional compensation borne by Vivendi Universal. This is valued at the fair value of the shares or derivative instruments of common shares of Vivendi Universal issued. In the case of stock option plans granted to management or employees, it represents the value of the option at grant date, evaluated using a binomial model. In the case of increases in capital reserved to employees and retirees within the group savings plan, it represents the discount on the subscription price, being the difference between the subscription price of the shares and the share price on the day of grant (of a maximum of 20% according to French law).
This remuneration paid in shares or derivative instruments of common shares of Vivendi Universal is recorded as a employee cost, offset against equity, and its recognition is spread over the length of vesting of the benefit given:
•	for the group savings plan: immediately, on subscription

•	for stock option plans: over a period of 3 years, by tranches of one third, in application of the rules of the Vivendi Universal plans.
The dilution effect of the stock option plans which are in the process of vesting for management and employees is reflected in the calculation of the diluted earnings per share.
Vivendi Universal-IFRS-unaudited

The Group benefits from the transitional arrangements of the standard IFRS 1 with respect to the standard IFRS 2 concerning share based payments and has only applied IFRS 2 to instruments allocated after November 7, 2002 and which vest after December 31, 2003.
1.4. Presentation principles used for financial information
1.4.1. Earnings from operations and Earnings before interest and income taxes
Earnings from operations include margin from operations, selling, general and administrative expenses, costs related to pension and retirement benefit obligations, share-based compensation, restructuring costs, changes in the fair value of foreign currency hedges relating to operating activities and proceeds from sales of property, plant, equipment and intangible assets.
Earnings before interest and income taxes include earnings from operations, other income from ordinary activities (including dividends received from unconsolidated interests and interests collected on long term financial receivables), other charges from ordinary activities (including impairment of goodwill and other intangible assets), and income from equity affiliates.
1.4.2. Interest and other financial charges and income
Interest includes interest expenses on borrowings, interests expenses or income on interest rate swaps and interest income from cash and equivalents.
Other financial charges and income primarily include changes in fair value of derivative instruments, the amortized cost on borrowings (including premium incurred for early redemption of borrowings or unwinding of derivatives), foreign exchange gains and losses (other than hedges relating to operating activities classified in earnings from operations) and gains or losses on the divestiture of assets available for sale, investments accounted for using the cost method and consolidated operations or companies not qualified as discontinued operations.
1.4.3. Adjusted net income (loss), attributable to equity holders of the parent
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be an important indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it better illustrates the performance of continuing operations excluding most non-recurring, non-operating items. It includes earnings from operations, other income from ordinary activities, income from equity affiliates, interest, and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities, other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, provision for income taxes and minority interests in adjustments as well as deferred income tax assets, mainly related to the Consolidated Global Profit Tax System. Adjusted net income (loss), attributable to equity holders of the parent, never includes adjustments in earnings from operations.
1.5. Interim statements
Taxes have been calculated on the basis of the estimated effective, annual tax rate applied to the pre-tax, results adjusted of any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. The assessment of the annual effective tax rate takes into consideration the recognition of deferred tax assets.
Employee bonuses and pension plan commitments have been included in the accounts on a pro rata basis of the estimated actual cost for the year.
1.6. Contractual obligations and contingent assets and liabilities
On an annual basis, Vivendi Universal and its subsidiaries maintain detailed records on all contractual obligations, commercial commitments and contingent obligations, which are reviewed with senior management and updated on a regular basis. In order to ensure completeness, accuracy and consistency of the records, many procedures are performed, including but not limited to:
•	review of minutes of Shareholders’ Meeting, meeting of Directors and of the Supervisory Board, meetings of committees of the Supervisory Board, for matters such as contracts, litigation, and authorization of assets acquisitions or divestitures;

•	review with banks of items such as guarantees, endorsements and discounted receivables;

•	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

•	review of tax examiner’s reports, notices of assessments and income tax analyses for additional prior year amounts;

•	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

•	review of related party transactions for guarantees and other given or received commitments;

•	review of all contracts and agreements.
Vivendi Universal-IFRS-unaudited

NOTE 2. CHANGES IN SCOPE OCCURRED DURING THE FIRST NINE MONTHS OF 2005
2.1. Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005
Following a firm purchase commitment signed with the Kingdom of Morocco on November 18, 2004, Vivendi Universal acquired an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition enabled Vivendi Universal to increase its stake from 35% to 51%, thereby perpetuating its 51% controlling interest. The transaction was completed on January 4, 2005 for €1,112 million. Part of it was financed by a long-term borrowing issued in Morocco of MAD 6 billion (i.e. €546 million as at September 30, 2005).
Pursuant to IAS 32, the firm purchase commitment was recorded as a short-term financial liability of €1,100 million mainly through minority interests and goodwill. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. The definitive goodwill recognized, i.e. €846 million, corresponds to the excess of the acquisition cost (€1,114 million, including fees related to the acquisition) over the carrying value of the acquired minority interests (€268 million).
2.2. Merger of Cegetel S.A.S. with neuf telecom on August 22, 2005
The merger of Cegetel S.A.S. (Cegetel) and neuf telecom, announced on May 11, 2005, closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre-existing agreements, and after re-capitalizing Cegetel, SFR contributed 100% of the capital of Cegetel to neuf telecom and received 28.2% of the new capital of neuf telecom as well as bonds issued by neuf telecom for €380 million.
Both reference shareholders of the new company, SFR and Louis Dreyfus, have an equal stake of 28.2% each while the remaining of approximately 44% is held by the historical shareholders of neuf telecom. SFR’s 28.2% stake in neuf cegetel (15.8% interest for Vivendi Universal, as it holds 56% in SFR) is equity-accounted.
Pursuant to IFRS 5, Cegetel qualified as discontinued operations as at January 1, 2004:
•	From an accounting standpoint, this merger is accounted for, on the one hand, as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of neuf telecom shares received, i.e. €237 million together with the value of the bonds issued by neuf telecom), and, on the other hand, as the concurrent acquisition of a 28.2% interest in neuf telecom.

•	Net income and expenses of Cegetel from January 1, 2004 to August 22, 2005 were therefore deconsolidated and presented netted, in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates.

•	As at September 30, 2005, this transaction resulted in a capital gain of €137 million, before SFR’s minority interests, i.e. €67 million for Vivendi Universal, after minority interests, recorded in earnings from discontinued operations.
Please refer to note 6.1 “Merger of Cegetel S.A.S with neuf telecom”.
2.3. Other changes in scope occurred during the first nine months of 2005
Preliminary note:
The consideration indicated for the divestitures corresponds to the enterprise value of the divested stake (i.e. the cash received plus the value of principal payment of the borrowings deconsolidated from fully consolidated subsidiaries, when applicable).
•	Additional stake in MultiThématiques (now wholly-owned by Canal+ Group) and divestiture of Lagardère Thématiques (February — consideration €20 million).

•	Divestiture of NC Numéricâble (March — consideration of €96 million) : from an accounting standpoint, this transaction led to the divestiture of 80% of Canal+ Group’s stake in NC Numéricâble and to the concurrent acquisition of 20% of Ypso Holding. As at December 31, 2004, NC Numéricâble’s stake was recorded as a non-current asset held for sale (please refer to note 6 “Discontinued operations and assets held for sale”).

•	Full consolidation of minority stakes in distribution subsidiaries at SFR (January 1, 2005).
NOTE 3. BUSINESS SEGMENT DATA
3.1. Business segment data
The Group’s activity operates through different businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As at September 30, 2005, Vivendi Universal had different segments: UMG, Vivendi Universal Games and Canal+ Group, SFR and Maroc Telecom. Management evaluates the performance of these segments and allocates resources to them based on several performance measures. Additionally, corporate headquarters allocates a portion of its costs to each of the businesses.
Vivendi Universal-IFRS-unaudited

3.1.1.	Consolidated statements of earnings for the first nine months of 2005, the first nine months of 2004 and the full year 2004

Nine Months Ended September 30, 2005	Universal	Vivendi	Canal+		Maroc	Holding &	Non core		Total
	Music	Universal	Group	SFR	Telecom	Corporate	operations	Eliminations	Vivendi
(In millions of euros)	Group	Games							Universal
External revenues	€3,201	€396	€2,519	€6,474	€1,372	€1	€42	€—	€14,005
Inter-segments revenues	10	—	41	1	8	(1)	4	(63)	—
Revenues	3,211	396	2,560	6,475	1,380	—	46	(63)	14,005
Operating expenses excl. D&A	(2,804)	(343)	(2,134)	(3,875)	(599)	(133)	(57)	63	(9,882)
Depreciation and amortization (D&A)	(193)	(32)	(135)	(560)	(188)	(6)	(12)	—	(1,126)
Other	(1)	(1)	4	(8)	(28)	(11)	47	—	2

Earnings from operations	€213	€20	€295	€2,032	€565	€(150)	€24	€—	€2,999

Income from equity affiliates	(4)	—	5	(32)	1	255	—	—	225
Other									(98)

Earnings from ordinary operations									3,126

Interest and other financial charges and income									131
Provision for income taxes									(537)
Earnings from discontinued operations									107

Earnings									€2,827

Attributable to:
Equity holders of the parent									1,907
Minority interests									920

Nine Months Ended September 30, 2004	Universal	Vivendi	Canal+		Maroc	Holding &	Non core		Total
	Music	Universal	Group	SFR	Telecom	Corporate	operations	Eliminations	Vivendi
(In millions of euros)	Group	Games							Universal
External revenues	€3,222	€211	€2,643	€5,339	€1,170	€1	€173	€—	€12,759
Inter-segments revenues	7	—	31	3	6	(1)	21	(67)	—
Revenues	3,229	211	2,674	5,342	1,176	—	194	(67)	12,759
Operating expenses excl. D&A	(2,873)	(346)	(2,209)	(2,964)	(479)	(158)	(152)	67	(9,114)
Depreciation and amortization (D&A)	(233)	(36)	(165)	(532)	(194)	(11)	(34)	—	(1,205)
Other	(67)	(29)	1	(5)	—	(15)	50	—	(65)

Earnings from operations	€56	€(200)	€301	€1,841	€503	€(184)	€58	€—	€2,375

Income from equity affiliates	2	—	8	(7)	12	96	107	—	218
Other									55

Earnings from ordinary operations									2,648

Interest and other financial charges and income									(641)
Provision for income taxes									(121)
Earnings from discontinued operations									786

Earnings									€2,672

Attributable to :
Equity holders of the parent									1,845
Minority interests									827

Year Ended December 31, 2004	Universal	Vivendi	Canal+		Maroc	Holding &	Non core		Total
	Music	Universal	Group	SFR	Telecom	Corporate	operations	Eliminations	Vivendi
(In millions of euros)	Group	Games							Universal
External revenues	€5,011	€475	€3,500	€7,188	€1,569	€—	€189	€—	€17,932
Inter-segments revenues	(22)	—	60	4	12	—	22	(76)	—
Revenues	4,989	475	3,560	7,192	1,581	—	211	(76)	17,932
Operating expenses excl. D&A	(4,230)	(583)	(3,146)	(4,100)	(636)	(204)	(172)	76	(12,995)
Depreciation and amortization (D&A)	(342)	(55)	(224)	(725)	(267)	(14)	(27)	—	(1,654)
Other	(63)	(35)	7	(22)	(16)	2	78	—	(49)

Earnings from operations	€354	€(198)	€197	€2,345	€662	€(216)	€90	€—	€3,234

Income from equity affiliates	(2)	—	8	(17)	12	220	—	—	221
Other financial charges and income									64

Earnings from ordinary operations									3,519

Interest and other financial charges and income									857
Provision for income taxes									(298)
Earnings from discontinued operations									800

Earnings									€4,878

Attributable to :
Equity holders of the parent									3,821
Minority interests									1,057
Vivendi Universal — IFRS — unaudited

3.1.2.	Consolidated statements of financial position data as at September 30, 2005, and December 31, 2004

	Universal	Vivendi						Total
	Music	Universal	Canal+		Maroc	Holding &	Non core	Vivendi
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Universal
September 30, 2005
Segment assets (a)	€7,739	€304	€6,025	€11,504	€3,777	€9,755	€918	€40,022
incl. investments in equity affiliates (b)	45	—	1	411	1	6,267	—	6,725
Unallocated assets (c)								4,382

Total Assets								44,404

Segment liabilities (d)	2,786	176	2,327	4,324	766	1,518	242	12,139
Unallocated liabilities (e)								11,493

Total Liabilities								23,632

Capital expenditures	€38	€20	€67	€622	€179	€3	€—	€929

December 31, 2004
Segment assets (a)	€7,436	€366	€5,517	€11,518	€3,627	€8,770	€1,050	€38,284
incl. investments in equity affiliates (b)	22	—	54	64	—	5,633	—	5,773
Unallocated assets (c)								5,499

Total Assets								43,783

Segment liabilities (d)	2,930	231	1,943	4,356	708	1,864	310	12,342
Unallocated liabilities (e)								13,000

Total Liabilities								25,342

Capital expenditures	€54	€17	€144	€870	€210	€3	€24	€1,322
In addition, segment data are presented in the following notes: note 8 “Goodwill as at September 30, 2005, December 31, 2004 and January 1, 2004” and in note 9 “Content assets and liabilities as at September 30, 2005, December 31, 2004 and January 1, 2004”.

(a)	Included goodwill, net, content assets, net, other intangible assets, net, property, plant and equipment, net, investments in equity affiliates, financial assets, other non current assets, inventories and accounts receivable and other.

(b)	Since May 12, 2004, Holding & Corporate has included the 20% stake in NBC Universal held by Universal Studios Holding (92.3% owned by Vivendi Universal).

(c)	Included deferred income tax assets, current income tax receivables, cash and equivalents and assets held for sale.

(d)	Included provisions, other non current liabilities and accounts payable.

(e)	Included borrowings and other financial liabilities, deferred income tax liabilities, current income tax payables and liabilities associated with assets held for sale.
     3.2. Geographic data
Information by implementation area of the consolidated operations is the second level of segment data.

	Nine Months Ended September 30,				Year Ended
(In millions of euros)	2005		2004		December 31, 2004
Revenues
France	€9,054	65%	€7,982	62%	€10,883	61%
Rest of Europe	1,251	9%	1,388	11%	2,176	12%
United States of America	1,610	11%	1,493	12%	2,260	13%
Morocco	1,318	9%	1,154	9%	1,516	8%
Rest of World	772	6%	742	6%	1,097	6%

	€14,005	100%	€12,759	100%	€17,932	100%

Vivendi Universal — IFRS — unaudited

NOTE 4. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME FOR THE FIRST NINE MONTHS OF 2005 AND THE FIRST NINE MONTHS OF 2004

	Nine Months Ended September 30,
(In millions of euros)	2005	2004
Interests related to borrowings	€(194)	€(321)
Interests generated by cash and equivalents	26	33
Interests related to interest rate swaps	1	(63)

Interest	€(167)	€(351)

Impact of the amortized cost on borrowings	(46)	(158)
Premiums incurred for early redemption of bonds and other financial liabilities	(71)	(305)

	(117)	(463)
Downside adjustment of the value of derivative instruments	(17)	(120)
Capital loss on the divestiture of businesses or financial investments	(18)	(40)
Other	(27)	(4)

Other financial charges	(179)	(627)

Upside adjustment of the value of derivative instruments	189	107
Capital gain on the divestiture of businesses or financial investments	264	183
Other	24	47

Other financial income	477	337

Other financial charges and income	€298	€(290)

Interest and other financial charges and income	€131	€(641)

NOTE 5. PROVISION FOR INCOME TAXES FOR THE FIRST NINE MONTHS OF 2005 AND THE FIRST NINE MONTHS OF 2004

	Nine Months Ended September 30,
(In millions of euros)	2005	2004
Impact of the Consolidated Global Profit Tax System (a)	€391	€750
Other income taxes components	(928)	(871)

Provision for income taxes	€(537)	€(121)

(a)	On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as at December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including but not limited to UMG, VUG, CanalSatellite and SFR. 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as at December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to maximize the value of ordinary losses carried forward. In the absolute, with Vivendi Universal S.A. reporting ordinary losses of €11.8 billion as at December 31, 2004, as the head of the tax group, Vivendi Universal could realize maximum tax savings of approximately €3.8 billion (undiscounted value), at current income tax rates (excluding additional contributions) by the end of the loss relief period. Nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. As at September 30, 2004, Vivendi Universal recorded for the first time the impact of the recognition of the effective agreement on the effective annual tax rate, i.e. a €750 million tax saving, corresponding to three-quarters of the tax savings expected in 2004 (i.e. €362 million) and three-quarters of the tax savings expected in 2005 (i.e. €388 million). As at September 30, 2005, the impact of this agreement amounted to €391 million, corresponding to approximately three-quarters of the expected tax savings relating to 2006 fiscal year based on budget. As a reminder, as at December 31, 2004, Vivendi Universal recognized in its 2004 income tax the expected tax savings relating to 2004 fiscal year (€464 million) and a deferred tax asset in the amount of expected tax savings in 2005 (€492 million) based on budget.
Vivendi Universal — IFRS — unaudited

NOTE 6. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Statements of earnings	Nine Months Ended September 30,		Year Ended
			December 31,
(In millions of euros)	2005	2004	2004
Equity earnings of Cegetel S.A.S. (up to 72%)	€(30)	€(28)	€(60)
Capital gain related to the divestiture of 72% of Cegetel S.A.S. (no tax impact)	137	—	—
Equity earnings of VUE (up to 80%)	—	163	163
Capital gain related to the divestiture of 80% of VUE, net of a €244 million tax impact	—	651	697

Earnings from discontinued operations	€107	€786	€800

Statements of financial position	September 30,	December 31,	January 1,
(In millions of euros)	2005	2004 (a)	2004 (b)
Assets held for sale	€—	€180	€13,897
Liabilities associated with assets held for sale	—	108	6,815
Equity associated w ith assets held for sale	€—	€—	€231	(c)

Consolidated statements of cash flows	Nine Months Ended September 30,		Year Ended
			December 31,
(In millions of euros)	2005	2004	2004
Net cash provided by discontinued operations	€—	€11	€11	(d)

(a)	Concerned NC Numéricâble. Please refer to note 2.3. “Other changes in scope occurred during the first nine months of 2005”.

(b)	Mainly concerned VUE.

(c)	Corresponded to unrealized gains (losses) associated with assets available for sale at VUE.

(d)	Concerned Cegetel S.A.S. (please refer to note 6.1. “Merger of Cegetel S.A.S. with neuf telecom”).
     6.1. Merger of Cegetel S.A.S. with neuf telecom
Following Cegetel and neuf telecom merger announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5. Accordingly, the fixed telephony activity’s net income and expenses were deconsolidated as at January 1, 2004 and are presented in the amount of 72% in earnings from discontinued operations and in the amount of 28% in income from equity affiliates.
Cegetel S.A.S.’s condensed statement of earnings for the periods presented is as follows:

	Period from January 1		Nine Months Ended	Year Ended
(In millions of euros)	to August 22, 2005		September 30, 2004	December 31, 2004
	234 days		273 days	366 days
Revenues	€685		€744	€1,027
Earnings from operations	(94)		(30)	(72)
Earnings before interest and income taxes	(94)		(30)	(72)
Interest and other financial charges and income	(6)		(6)	(8)
Earnings before income taxes	(100)		(36)	(80)
Provision for income taxes	—		—	—
Earnings before adjustments related to the classification of 72% of Cegetel S.A.S. as discontinued operations	€(100)		€(36)	€(80)
Income from equity affiliates (28% of earnings)	€(28)		€(10)	€(22)
Earnings from discontinued operations (72% of earnings and adjustments)	€(30	) (a)	€(28)	€(60)

(a)	Included the amortization stop of tangible and intangible assets, for €42 million after tax as at August 22, 2005.
Vivendi Universal — IFRS — unaudited

The change in Cegetel S.A.S.’s consolidated cash flows for the periods presented is as follows:

	Nine Months Ended	Year Ended
(In millions of euros)	September 30, 2004	December 31, 2004
Net cash provided by operating activities	€134	€150
Net cash provided by (used for) investing activities	(120)	(159)
Net cash provided by (used for) financing activities	(3)	20
Foreign currency translation adjustment	—	—

Change in cash and equivalents	€11	€11

     6.2. Divestiture of 80% of Vivendi Universal Entertainment (VUE)
In 2004, due to the agreement signed on October 8, 2003 by Vivendi Universal and General Electric for the combination of VUE and NBC, VUE qualified as discontinued operations and VUE’s income and expenses for the period from January 1 to May 11, 2004, closing date of the transaction, were deconsolidated and presented in the amount of 80% of their net value in earnings from discontinued operations and in the amount of 20% in income from equity affiliates.
VUE’s condensed statement of earnings for the period presented is as follows:

Period from
January 1, 2004
(In millions of euros)	to May 11, 2004
132 days
Revenues	€2,327
Earnings from operations	337
Earnings before interest and income taxes	328
Interest and other financial charges and income	(99)
Earnings before income taxes	229
Provision for income taxes	(81)
Earnings before adjustments related to the classification of 80% of VUE as a discontinued operation	€148
Attributable to:

Income from equity affiliates (20% of earnings)	€30
Earnings from discontinued operations (80% of earnings and adjustments (a))	€163

(a)	Included the amortization stop of tangible and intangible assets, for €34 million after tax, as well as the elimination of intercompany interests, for €11 million.
VUE’s condensed statement of financial position as at January 1, 2004 is as follows:

January 1,
(In millions of euros)	2004
Non current assets	€15,099
Current assets	1,901

TOTAL ASSETS	€17,000

Total equity	8,372
Non current liabilities	4,072
Current liabilities	4,556

TOTAL LIABILITIES	8,628

TOTAL EQUITY AND LIABILITIES	€17,000

Vivendi Universal — IFRS — unaudited

NOTE 7.	EARNINGS PER SHARE FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004

	Nine Months Ended September 30,				Year Ended
	2005		2004		December 31, 2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings (in millions of euros)
Earnings from continuing operations attributable to the equity holders of the parent	€1,854	€1,854	€1,071	€1,071	€3,014	€3,014
Earnings from discontinued operations	107	107	786	786	800	800
Earnings attributable to equity holders of the parent	1,907	1,907	1,845	1,845	3,821	3,821
Adjusted net income attributable to equity holders of the parent	1,687	1,687	974	974	1,332	1,332

Number of shares (in millions)	1,148.6	1,157.5	1,141.9	1,147.9	1,144.4	1,151.1

Earnings per share (in euros)
Earnings from continuing operations attributable to the equity holders of the parent per share	€1.61	€1.60	€0.94	€0.93	€2.63	€2.62
Earnings from discontinued operations per share	€0.09	€0.09	€0.69	€0.68	€0.70	€0.70
Earnings attributable to equity holders of the parent per share	€1.66	€1.65	€1.62	€1.61	€3.34	€3.32
Adjusted net income attributable to equity holders of the parent per share	€1.47	€1.46	€0.85	€0.85	€1.16	€1.16
The reconciliation of earnings attributable to equity holders of the parent to adjusted net income attributable to equity holders of the parent (please refer to the definition provided in note 1.4.3.) for the first nine months of 2005, the first nine months of 2004 and the full year 2004 is as follows:

	Nine Months Ended September 30,		Year Ended
(In millions of euros)	2005	2004	December 31, 2004
Earnings attributable to equity holders of the parent	€1,907	€1,845	€3,821
Adjustments
Other charges from ordinary activities	154	18	25
Other financial charges and income	(298)	290	(1,263)
Earnings from discontinued operations	(107)	(786)	(800)
Deferred income tax asset related to the Consolidated Global Profit Tax System	(5)	(388)	(492)
Provision for income taxes in adjustments	(17)	(18)	60
Minority interests in adjustments	53	13	(19)

Adjusted net income attributable to equity holders of the parent	€1,687	€974	€1,332

The number of shares used in the calculation of earnings per share is as follows:

	Nine Months Ended September 30,		Year Ended
(In number of shares)	2005	2004	December 31, 2004
Weighted average number of shares outstanding	1,073,101,982	1,071,879,968	1,072,099,023
Notes mandatorily redeemable for new shares of Vivendi Universal (ORA) (a)	77,675,856	71,186,192	72,822,148
Treasury shares at the end of the period	(2,213,582)	(1,212,306)	(570,098)

Weighted average number of shares outstanding restated over the period	1,148,564,256	1,141,853,854	1,144,351,073

Potential dilutive effect :
- Vivendi Universal stock option plans (b)	8,898,307	6,058,274	6,713,341

Potential dilutive effect of financial instruments :	8,898,307	6,058,274	6,713,341

Weighted average number of shares after potential dilutive effect	1,157,462,563	1,147,912,128	1,151,064,414

(a)	In November 2002, Vivendi Universal issued 78,678,206 bonds for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one bond. The bonds bear interest at 8.25% per annum. The total amount of discounted interest was paid to bondholders on November 28, 2002 for an amount of €233 million. Since May 26, 2003, the bondholders can call for the redemption of the bonds in new shares at any time, at the minimum redemption rate of 1 minus (annual rate of interest x outstanding bond term expressed in years). Only new shares can be used for redemption, and were Vivendi Universal to be placed in receivership, bondholders would have the same rights as shareholders. As such, the notes are classified in equity. The nominal value (€1,000 million) is recognized in “Additional paid-in capital” and residual issue costs and prepaid interest are deducted from reserves.

(b)	The dilutive effect of Vivendi Universal’s subscriptions plans was determined using the share repurchase method.
NOTE 8. GOODWILL AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004

	September 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Goodwill, gross	€26,808	€25,845	€27,031
Impairment	(13,076)	(12,664)	(14,062)

Goodwill, net	€13,732	€13,181	€12,969

Vivendi Universal — IFRS — unaudited

	Goodwill, net		Change in value			Change in foreign	Goodwill, net
	as at	Impairment	of commitments	Changes in scope		currency translation	as at
	December 31,		to purchase	of consolidation		adjustment and	September 30,
(In millions of euros)	2004		minority interests			other	2005
Universal Music Group	€3,755	€(33)	€—	€—		€485	€4,207
Vivendi Universal Games	29	—	—	13		8	50
Canal+ Group	3,732	3	—	62		—	3,797
SFR	4,052	—	—	(4	) (a)	4	4,052
Maroc Telecom	1,612	—	—	(19)		32	1,625
Non core operations	1	—	—	—		—	1

Total	€13,181	€(30)	€—	€52		€529	€13,732

(a)	Included, for -€155 million, the impact of the deconsolidation of Cegetel S.A.S.. Also included as an increase of goodwill over the period is additional goodwill (€97 million) recognized on the acquisition of 35% of the share capital of Cegetel S.A.S. from SNCF before the divestiture of Cegetel S.A.S. to neuf telecom (please refer to note 2.2. “Merger of Cegetel S.A.S. with neuf telecom on August 22, 2005”).
NOTE 9. CONTENT ASSETS AND LIABILITIES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
     9.1. Content assets as at September 30, 2005, december 31, 2004 and january 1, 2004

	Content	Accumulated	Content
	assets,	amortization and	assets, net
September 30, 2005	gross	impairment
	(In millions of euros)
Music catalogs and publishing rights	€5,253	€(3,249)	€2,004
Advances to artists and repertoire owners (a)	333	—	333
Sport rights	517	—	517
Film and television costs	3,624	(3,075)	549
Games advances	184	(138)	46

Content assets	€9,911	€(6,462)	€3,449

Deduction of current content assets	(1,143)	172	(971)

Non current content assets	€8,768	€(6,290)	€2,478

	Content	Accumulated	Content
	assets,	amortization and	assets, net
December 31, 2004	gross	impairment
	(In millions of euros)
Music catalogs and publishing rights	€4,694	€(2,784)	€1,910
Advances to artists and repertoire owners (a)	321	—	321
Sport rights	26	—	26
Film and television costs	3,528	(2,972)	556
Games advances	155	(119)	36

Content assets	€8,724	€(5,875)	€2,849

Deduction of current content assets	(568)	150	(418)

Non current content assets	€8,156	€(5,725)	€2,431

	Content	Accumulated	Content
	assets,	amortization and	assets, net
January 1, 2004	gross	impairment
	(In millions of euros)
Music catalogs and publishing rights	€5,058	€(2,792)	€2,266
Advances to artists and repertoire owners (a)	439	—	439
Sport rights	96	—	96
Film and television costs	4,103	(3,433)	670
Games advances	176	(93)	83

Content assets	€9,872	€(6,318)	€3,554

Deduction of current content assets	(704)	121	(583)

Non current content assets	€9,168	€(6,197)	€2,971

(a)	UMG generally commits to artists and others to pay agreed amounts upon delivery of content or other products. Where the artist or other party has not yet delivered content or products, UMG discloses its own obligation as an off statement of financial position commitment. While the artist or other parties are also obligated to deliver content or other product to UMG, UMG does not report any estimation for these obligations as an offset to its off statement of financial position given commitments. As at September 30, 2005, the amount of the related off statement of financial position commitments is €758 million.
The changes in the main content assets over the first nine months of 2005 are as follows:
Vivendi Universal — IFRS — unaudited

Nine Months Ended
September 30,
(In millions of euros)	2005
Net opening balance of music catalogs and publishing rights	€1,910
Amortization, net	(146)
Purchases of catalogs	6
Change in foreign currency translation adjustment and other	234

Net closing balance of music catalogs and publishing rights	€2,004

The music publishing rights and catalogs primarily include intangibles acquired with the Seagram acquisition in December 2000, recorded on the basis of third-party appraisals of $5,358 million obtained at the time. The valuations were based on the discounted expected future cash flow from the entire portfolio of recordings from artists under contract with UMG at the time of the acquisition and recordings from artists no longer under contract, but for which UMG had continuing rights. In 2002 and 2003, the assets were impaired as a result of updated appraisals for €2,125 million and €270 million, respectively.

Nine Months Ended
September 30,
(In millions of euros)	2005
Net opening balance of advances to artists and repertoire owners	€321
Payment of advances	389
Recoupment of advances, net	(403)
Change in foreign currency translation adjustment and other	26

Net closing balance of advances to artists and and repertoire owners	€333

Nine Months Ended
September 30,
(In millions of euros)	2005
Net opening balance of sport rights	€26
Rights accrual	866
Consumption of broadcasting rights	(375)
Other	—

Net closing balance of sport rights	€517

Canal + obtained the exclusivity contract for broadcasting the French Soccer National League 1 for the seasons 2005 — 2006, 2006 — 2007 and 2007 — 2008. The rights acquired amounted to €1,800 million, i.e. €600 million for each season. They are recognized as follows:
•	At the acquisition of the rights in December 2004, they were recorded as off balance-sheet commitments for €1,800 million.

•	Upon the opening of each League 1 season (July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related opened season are recognized in the statement of financial position, as current content assets (<12 months), against current accounts payable owed to the French Soccer National League (FSNL). Therefore, in Vivendi Universal’s financial statements as at July 2005, a €600 million content asset was recorded against accounts payable for the same amount. Therefore, at that date, the rights recorded as off balance-sheet commitments amounted to €1,200 million and related to the 2006 — 2007 and 2007 — 2008 seasons.

•	The asset is then amortized in cost of revenues, over its broadcasting period, on a pro rata basis of the broadcast games. As at September 30, 2005, after broadcasting 9 days of League 1, the portion of the rights related to the 2005 — 2006 season amortized amounted to €142 million and the net amount of these rights in content assets was therefore €458 million.

•	Accounts payable are amortized in function of the payments made to the FSNL. As at September 30, 2005, given their payment schedule, the payments related to the rights of the 2005 — 2006 season amounted to €137 million and the net amount of accounts payable was therefore €463 million.

Nine Months Ended
September 30,
(In millions of euros)	2005
Net opening balance of film and television costs	€556
Acquisition of coproductions and catalogs	18
Amortization of coproductions and catalogs	(14)
Acquisition of film and television rights	447
Consumption of film and television rights	(409)
Other	(49)

Net closing balance of film and television costs	€549

Vivendi Universal — IFRS — unaudited

Nine Months Ended
September 30,
(In millions of euros)	2005
Net opening balance of games advances	€36
Payment of advances	41
Recoupment of advances, net	(37)
Change in foreign currency translation adjustment and other	6

Net closing balance of games advances	€46

     9.2. Content liabilities as at September 30, 2005, december 31, 2004 and january 1, 2004

	September 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Music royalties to artists and others	€1,374	€1,348	€1,343
VUG royalties to developers and others	10	39	24

Content liabilities (a)	€1,384	€1,387	€1,367

(a)	Content liabilities are recorded in “other non current liabilities” and in “accounts payable” in the consolidated statement of financial position depending on whether they are current or non current.
NOTE 10. INVESTMENTS IN EQUITY AFFILIATES AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
     10.1. Equity affiliates as at September 30, 2005, december 31, 2004 and january 1, 2004

		Voting Interest				Net Value of Equity Affiliates
		September		December	January 1,	September		December		January 1,
		30, 2005		31, 2004	2004	30, 2005		31, 2004		2004
(In millions of euros)	Note
NBC Universal / VUE	6.2	20.0%		20.0%	20.0%	€6,189		€5,555	(a)	€1,699	(b)
neuf cegetel	2.2	28.2	%(c)	—	—	378	(c)	—		—
Elektrim Telekomunikacja	10.3	49.0%		49.0%	49.0%	—		—		—
Veolia Environnement		—		—	20.4%	—		—		—
Sportfive		—		—	46.4%	—		—		203
UGC		37.8%		37.8%	37.8%	78		78		61
Other		na	*	na *	na *	80		140		133

						€6,725		€5,773		€2,096

na*: not applicable.
(a)	Included Universal Studios Holding historical stake in VUE (including the related goodwill) and the investment in NBC (including the related goodwill).

(b)	Corresponded to Universal Studios Holding’s interests in VUE and the related goodwill.

(c)	Corresponded to SFR’s 28.19% stake in Cegetel S.A.S. (€175 million) and to the 28.19% investment in neuf telecom (€237 million).
Vivendi Universal — IFRS — unaudited

     10.2. Change in Equity Affiliates Over the First Nine Months of 2005

	Net Value of Equity	Changes in	Income from		Change in foreign		Net Value of
	Affiliates as at	Scope of	Equity	Dividends	currency translation		Equity Affiliates as
	December 31,	Consolidation	Affiliates	Received	adjustment and		at September 30,
(In millions of euros)	2004				other		2005
NBC Universal	€5,555	€130	€255	€(346)	€595	(a)	€6,189
neuf cegetel	—	412	(34)	—	—		378
UGC	78	—	—	—	—		78
Other	140	(59)	4	(8)	3		80

	€5,773	€483	€225	€(354)	€598		€6,725

(a)	Included the impact of non-cash adjustments relating to the NBC-Universal transaction (i.e. €124 million).
10.3. Equity Accounting Of Elektrim Telekomunikacja
10.3.1. Investment in Elektrim Telekomunikacja
Elektrim Telekomunikacja (Telco) is a company owned 49% by Vivendi Universal, 49% by Elektrim and 2% by Ymer. Telco’s only major asset is a 48% investment in the Polish mobile telecom company PTC, alongside Deutsche Telekom (DT) (49%) and Carcom (3%). Carcom is owned 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer.
Vivendi Universal has invested approximately €1.8 billion in Telco (capital and current accounts including capitalized interest). As at September 30, 2005, taking into account the valuation allowances recorded since the end of 2001, the net book value of this investment is €382 million. Please refer to note 11.3. “Advances to equity affiliates”.
A detailed description of the facts surrounding the investment of Vivendi Universal in Telco is presented in note 7.3. “Equity accounting of Elektrim Telekomunikacja” to the Consolidated Financial Statements for the year ended December 31, 2004, included in the 2004 Form 20-F as filed with the S.E.C. on June 29, 2005.
Various litigations oppose Telco, Vivendi Universal, DT and Elektrim, in particular concerning the ownership of PTC shares held by Telco. Please refer to note 17 for an updated description of the litigations as at November 15, 2005, date of the Management Board meeting closing Vivendi Universal’s Consolidated Financial Statements for the first nine months ended September 30, 2005.
10.3.2. Accounting for Ymer
Vivendi Universal bears all risks and benefits from most of the economic advantages related to the ownership of Ymer. As such, and in accordance with Interpretation SIC 12 “Consolidation – Special Purpose Entities”, Vivendi Universal fully consolidates Ymer.
10.3.3. Accounting for Elektrim Telekomunikacja
Vivendi Universal is by no means committed to acquire the Telco shares owned by Ymer and Ymer has neither a right nor an obligation to sell the shares its holds to Vivendi Universal. Telco’s bylaws provide Vivendi Universal with a right of pre-emption.
Notwithstanding the full consolidation of Ymer by Vivendi Universal due to the risks borne, Vivendi Universal accounts for its stake in Telco as an equity method investment. The legal uncertainty surrounding the ownership of PTC securities held by Telco demands that Telco no longer consolidates its stake in PTC. The impact of the accounting for Telco by Vivendi Universal has become immaterial. Vivendi Universal has maintained its accounting for Telco (49%) as an equity method investment as at September 30, 2005. The net carrying value of its investments is nil, while the net carrying value of the shareholders’ advances amounts to €382 million (€379 million as at December 31, 2004).
The non-consolidated stake in Telco (2%), which gross carrying value is €105 million, is totally written-off.
NOTE 11. FINANCIAL ASSETS AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004

		September	December 31,	January 1,
(In millions of euros)	Note	30, 2005	2004	2004
Assets available for sale	11.1	€1,979	€1,854	€1,207
Derivative financial instruments	11.2	263	257	143
Other		8	5	7

Financial assets at fair value		2,250	2,116	1,357

Advances to equity affiliates	11.3	423	379	345
Cash deposits backing borrowings	11.4	60	59	230
Other financial receivables	11.5	290	209	354
Other (a)		1,537	1,232	1,788

Financial assets at cost or at amortized cost		2,310	1,879	2,717

Financial assets		€4,560	€3,995	€4,074

Deduction of short-term financial assets		(256)	(162)	(94)

Non current financial assets		€4,304	€3,833	€3,980

Vivendi Universal — IFRS — unaudited

(a)	As at September 30, 2005, December 31, 2004 and January 1, 2004, included cash deposits related to the Qualified Technological Equipment (QTE) activities for €697 million, €865 million and €886 million, respectively. In addition, as at September 30, 2005, included the €380 million bonds received from neuf cegetel as part of the merger between Cegetel S.A.S. and neuf telecom (please refer to note 6.1. “Merger between Cegetel S.A.S and neuf telecom”).

11.1. Change in assets available for sale over the first nine months of 2005

			Change in foreign
	December 31,	Change in	currency translation	September 30,
(In millions of euros)	2004	value	adjustment and other	2005
Veolia Environnement shares	€573	€183	€—	€756
DuPont shares	592	(127)	68	533
Sogecable shares hedging the exchangeable bonds (a)	671	7	—	678
Other	18	(7)	1	12

Assets available for sale	€1,854	€56	€69	€1,979

(a)	As at September 30, 2005, included 9.5 million of Sogecable shares (versus 14.7 million as at December 31, 2004) that were subject to a loan. At the time of the issuance, Vivendi Universal committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as a bookrunner for the bond issue. Please refer to note 13 “Long-term borrowings and other financial liabilities as at September 30, 2005 and December 31, 2004”.

11.2. Change in Derivative financial instruments over the first nine months of 2005

				Change in foreign
	December	Change in		currency translation	September 30,
(In millions of euros)	31, 2004	value		adjustment and other	2005
Veolia Environnement collar option	€93	€137		€—	€230
Call options on Vinci shares hedging the exchangeable bonds	72	(72	)(a)	—	—
Foreign exchange hedging swaps	46	(40)		—	6
Interest rate swaps	40	(21)		—	19
Other	6	2		—	8

Derivative financial instruments	€257	€6		€—	€263

(a)	These options were untied at the same time as the early redemption of the exchangeable bonds for Vinci shares which occurred in March 2005.

11.3. Advances to equity affiliates as at September 30, 2005, December 31, 2004 and January 1, 2004

	September 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Elektrim Telekomunikacja	€382	€379	€345
Ypso Holding	41	—	—

Advances to equity affiliates	€423	€379	€345

11.4. Cash deposits backing borrowings as at September 30, 2005, December 31, 2004 and January 1, 2004

	September 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Cash deposit hedging the earthquake risk at Universal Studios	€—	€—	€141
Cash deposits backing capital leases	60	59	89

Cash deposits backing borrowings	€60	€59	€230

11.5. Other financial receivables as at September 30, 2005, December 31, 2004 and January 1, 2004

	September 30,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Cash in excess invested for less than 12 months	€205	€-	€—
Other	85	209	354

Other financial receivables	€290	€209	€354

Vivendi Universal — IFRS — unaudited

NOTE 12. INFORMATION RELATED TO SHARE CAPITAL AS AT SEPTEMBER 30, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004
12.1. Number of common shares and voting rights outstanding

	September 30,	December 31,	January 1,
(In thousands)	2005	2004	2004
Common shares outstanding (nominal value : €5.5 per share)	1,074,118	1,072,624	1,071,519
Treasury shares (a)	(2,214)	(570)	(80)

Voting rights	1,071,904	1,072,054	1,071,439
(a)	Treasury shares are mainly held to hedge some stock options granted to management and employees.
NOTE 13. LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
13.1. Analysis of long-term borrowings and other financial liabilities as at September 30, 2005 and December 31, 2004

		Nominal interest rate		September	December
	Note	(%)	Maturity	30, 2005	31, 2004
(In millions of euros)
Promissory note to USI		Libor USD 3 months +0.4%	January 2005	€—	€573
Capital leases		—	2006 – 2026	363	440

Asset-backed borrowings (a)				€363	€1,013

Bonds
€700 million notes (July 2004) (b)		Euribor 3 months +0.55%	July 2007	700	700
€600 million notes (February 2005) (b)		3.88%	February 2012	600	—
€630 million notes (April 2005) (b)		3.63%	April 2010	630	—
€600 million notes (July 2005) — SFR (b)		3.4%	July 2012	600	—
High yield notes (April 2003)		9.25%–9.5%	January 2005	—	38
High yield notes (July 2003)		6.25%	January 2005	—	356
Bonds exchangeable into Sogecable shares (c)		1.75%	October 2008	605	605
Bonds exchangeable into Vinci shares		1%	March 2005	—	527
Other bonds (d)		—	—	276	618
MAD 6 billion notes — tranche A: 2 billion (e)		TMP BDT 52 wks. +1.15%	December 2006	182	—
MAD 6 billion notes — tranche B: 4 billion (e)		TMP BDT 5 yrs. +1.15%	December 2011	364	—
€1.2 billion revolving credit facility — SFR		Euribor 1 month +0.18%	April 2010	250	350
Other (d)		—	—	177	342

Unsecured borrowings				€4,384	€3,536

Nominal value of borrowings				€4,747	€4,549

Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	na	(107)	(52)

Borrowings				€4,640	€4,497
Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S.	2.3	na*	—	—	304
Put options granted to various third parties by Canal+ Group		na*	—	39	110

Commitments to purchase minority interests				€39	€414

Embedded derivative on bonds exchangeable into Sogecable shares		na*	October 2008	115	165
Embedded derivative on bonds exchangeable into Vinci shares		na*	March 2005	—	78
Other financial derivative instruments		na*	—	11	203

Other derivative instruments				€126	€446

Long-term borrowings and other financial liabilities				€4,805	€5,357

na*: no interest accrued on other financial liabilities.

(a)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.

(b)	The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(c)	On October 30, 2003, Vivendi Universal issued €605 million of 1.75% exchangeable bonds due 2008 and exchangeable for ordinary shares of Sogecable S.A. (a limited liability company incorporated under the laws of the Kingdom of Spain, whose shares are listed on the Madrid Stock Exchange). Interest is payable annually in arrears on October 30 of each year, commencing on October 30, 2004. Each bond is exchangeable at the holders’ discretion at any time, from January 1, 2004 up to the tenth business day preceding the maturity date, into ordinary shares of Sogecable S.A. at an exchange ratio, subject to adjustment on the occurrence of certain events, of one share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares. Vivendi Universal is entitled, at any time on or after October 30, 2006, at its discretion, to redeem in cash all, but not less than all, of the outstanding bonds, if on 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Madrid Stock Exchange and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption. In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time. Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date at their principal amount. The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(d)	Supplementary information with respect to “other bonds” and “other”:
Vivendi Universal — IFRS — unaudited

	Fixed interest rates			Floating interest rates			Total
(In millions of euros)	Rates (%)	Maturity	Amount	Rates (%)	Maturity	Amount
As at September 30, 2005
				Euribor 3 months
Other bonds	6.5%	January 2009	€153	-0.27% to Libor 3	2008-2009	€123	€276
				months -0.23%
				Euribor 3 months
Other	0%-8.67%	2006-2023	162	+0.215%	July 2007	15	177

Total			€315			€138	€453

As at December 31, 2004
				Euribor 3 months
Other bonds	2%-6.75%	2006-2009	€485	-0.27% to Euribor	2006-2009	€133	€618
				3 months -0.10%
				Euribor 3 months
Other	0%-8.67%	2006-2040	254	-0.6% to Euribor 6	2006-2008	88	342
				months +0.5%

Total			€739			€221	€960

(e)	This borrowing was set up in connection with the acquisition of a 16% stake in Maroc Telecom on January 4, 2005. The interest rate is calculated from the weighted average rate of the treasury bonds issued by the Kingdom of Morocco. On April 19, 2005, a MAD 6 billion credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit made by VTI for the same amount, the same maturity and will be recoverable as the facility will be repaid. For these reasons, the borrowing and the cash collateral are netted in the consolidated statement of financial position. As at September 30, 2005, the credit facility and the related cash deposit amounted to MAD 3.8 billion (i.e. €345 million) as a result of the partial redemption which occurred during the third quarter of 2005.
13.2.	Currency, maturity and nature of interest rate of the nominal value of borrowings as at September 30, 2004 and December 31, 2004

(In millions of euros)	September 30, 2005		December 31, 2004
Currency:
Euro — EUR	€3,804	80.1%	€3,731	82.0%
American dollar — USD	38	0.8%	810	17.8%
Dirham — MAD	892	18.8%	—	—
Other	13	0.3%	8	0.2%

Total	€4,747	100.0%	€4,549	100.0%

Maturity:
Due between one and two years	€961	20.2%	€957	21.0%
Due between two and three years	102	2.2%	1,347	29.6%
Due between three and four years	867	18.3%	1,150	25.3%
Due between four and five years	979	20.6%	639	14.1%
Due after five years	1,838	38.7%	456	10.0%

Total	€4,747	100.0%	€4,549	100.0%

Nature of interest rate:
Fixed interest rate	€3,057	64.4%	€2,613	57.4%
Floating interest rate	1,690	35.6%	1,936	42.6%

Total	€4,747	100.0%	€4,549	100.0%

NOTE 14. SHORT-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

		Nominal interest	September	December
(In millions of euros)	Note	rate (%)	30, 2005	31, 2004
Securitization programs
SFR (a)		—	€422	€422
Cegetel S.A.S.	6.1	—	—	65
Other		—	—	2

Asset-backed borrowings (b)			€422	€489

Treasury Bills
Vivendi Universal S.A.		Eonia + 0.06%	291	274
SFR		Eonia + 0.03%	722	325
Current portion of long-term borrowings (c)
Bonds		—	314	152
Other borrowings		—	97	31
Other (c)		—	315	473

Unsecured borrowings			€1,739	€1,255

Nominal value of borrowings			€2,161	€1,744

Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	(7)	(22)

Borrowings			€2,154	€1,722

Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S.	2.3	na*	—	—
Commitment to purchase 16% of the share capital of Maroc Telecom from the Kingdom of Morocco	2.1	na*	—	1,100
Put options granted to various third parties by Canal+ Group		na*	61	3

Commitments to purchase minority interests			€61	€1,103

Other financial derivative instruments		na*	44	17

Short-term borrowings and other financial liabilities			€2,259	€2,842

na*: no interest accrued on other financial liabilities.
(a)	On May 11, 2004, SFR set up a five-year receivable securitization contract with a financial institution for an amount of €350 million, net of subordinated deposits (cash collaterals) set up as a guarantee (i.e. €72 million, recorded as cash and equivalents). The financings bear interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization vehicle or to EURIBOR, plus the fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

(b)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.

(c)	Supplementary information with respect to other borrowings:

	Fixed interest rates		Floating interest rates		Total
(In millions of euros)	Rates (%)	Amount	Rates (%)	Amount
As at September 30, 2005	0%-9%	601	Euribor 3 months -0.10% to Libor $ 6 months +0.50%	125	€726
As at December 31, 2004	0%-9%	489	Euribor 3 months +0.16% to Euribor 1 month +0.60%	167	€656
NOTE 15. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FIRST NINE MONTHS OF 2005, THE FIRST NINE MONTHS OF 2004 AND THE FULL YEAR 2004
15.1.	Depreciation and Amortization for the first nine months of 2005, the first nine months of 2004 and the full year 2004

	Nine Months Ended September 30,		Year Ended
(In millions of euros)	2005	2004	December 31, 2004
Amortization of intangible assets	€502	€445	€667
Depreciation of property, plant and equipment	624	760	987
Other accrual (reversal), net	99	(200)	(166)

Total depreciation and amortization	€1,225	€1,005	€1,488

15.2.	Cash dividends for the first nine months of 2005, the first nine months of 2004 and the full year 2004

	Nine Months Ended September 30,		Year Ended
(In millions of euros)	2005	2004	December 31, 2004
Dividends received from equity affiliates (a)
- NBC Universal	€346	€302	€357
- Veolia Environnement	—	45	45
- Other	8	2	2

	€354	€349	€404

Dividends paid by subsidiaries to their minority shareholders (a)
- SFR	€(514)	€(1,272)	€(1,470)
- Maroc Telecom	(197)	(303)	(303)
- Other	(56)	(57)	(59)

	€(767)	€(1,632)	€(1,832)

Main intercompany dividends with no impact on the group cash position
- SFR	€652	€1,603	€1,854
- Maroc Telecom	€202	€162	€162
(a)	As presented in the consolidated statement of cash flows.
NOTE 16. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES
Vivendi Universal and its subsidiaries have various contractual obligations, commercial commitments and contingent liabilities assumed in the normal course of business, including sports rights, broadcasting rights, creative talent and employment agreements, lease obligations, and performance guarantees, among others. Certain of these items are required to be recorded as liabilities in our Consolidated Financial Statements, for example long and short-term borrowings and other financial liabilities. Others, such as certain purchase commitments and other executory contracts are not permitted to be recognized as liabilities in our statement of financial position, but are required to be recorded as off statement of financial position commitments and therefore disclosed. Commitments and contingencies are detailed in Note 28 Commitments and Contingencies to the consolidated financial statements for the year ended December 31, 2004 as filed with the S.E.C. as a Form 20-F on June 29, 2005 as well as in the note “IFRS 2004 transition” (in particular concerning the treatment of sports rights) published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005 as well as in Note 17 “Contractual obligations and contingent assets and liabilities” to the unaudited consolidated financial statements of Vivendi Universal, included in the half year report ended June 30, 2005 filed with the SEC as a 6-K Form on September 19, 2005. Since that date, no significant change has taken place except for the capitalization of the broadcasting rights of the French Football National League 1 for the season 2005 — 2006 for a total amount of €600 million (please refer to note 9.1 “Content assets as at September 30, 2005, December 31, 2004 and January 1, 2004”).
NOTE 17. LITIGATIONS
Vivendi Universal is subject to various litigations in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, based on the facts known to us and after consultation with counsel, management believes that such litigation should not have a material adverse effect on our financial position or results of operations. A summary of the ongoing litigation against the Company are contained in the Note 28 to the consolidated financial statements for the year ended December 31, 2004 disclosed in the Form 20-F filed with the S.E.C. on June 29, 2005. The following paragraphs update those disclosures through as at November 15, 2005, day of the Management Board meeting closing Vivendi Universal’s financial statements for the first nine months ended September 30, 2005.
COB/ AMF Procedure:
On June 29, 2005, the Paris Court of Appeals overturned the November 3, 2004 decision of the AMF Sanctions Commission and reduced the amount of the penalty imposed by the AMF against Vivendi Universal regarding its financial communications from €1 million to €300,000. In this decision, the Paris Court of Appeals validated Vivendi Universal’s accounting treatment of its investment in Elektrim Telekomunikacja. The Paris Court of Appeals also overturned the Sanctions Commission’s decision regarding the conditions of access to Cegetel’s cash balances.
The Court also recognized that Vivendi Universal could not be held responsible for the oral communications of its then Chief Executive Officer.
The Court upheld the AMF’s complaints with respect to communications regarding indebtedness at the end of 2000 and the level of cash flow in September 2001.
On August 25, 2005, the AMF appealed against the decision of the Paris Court of Appeals.
Securities Class Action Litigation:
The proceedings are currently in the stage of discovery and witness depositions.
Vivendi Universal’s opposition to plaintiffs’ motion for class certification was filed on October 5, 2005 and plaintiffs’ reply papers in further support of their motion for class certification are due on December 21, 2005.
Elektrim Telekomunikacja:
On August 26, 1999, four minority shareholders of PTC transferred about 15% of the share capital of PTC to Elektrim. In October 1999, DT alleged that its pre-emption rights in respect of about 3.12% of the share capital of PTC had been violated, and referred the matter to arbitration in Vienna. On April 9, 2003, the arbitration tribunal issued an award declaring that the transfer was valid and dismissed DT’s claims. On December 19, 2003 the tribunal also ordered DT to reimburse part of Elektrim’s costs in the arbitration.
In December 2000, DT commenced a new arbitration proceeding in Vienna against Elektrim and Elektrim Telekomunikacja. DT asked the arbitration tribunal to declare invalid the transfer by Elektrim to Elektrim Telekomunikacja of 48% of the PTC shares owned by Elektrim.
In its award (the Award), which was served on the parties on December 13, 2004, the arbitration tribunal held that:

1.	The transfer by Elektrim to Elektrim Telekomunikacja of the PTC shares was ineffective, and the PTC shares were to be considered as never having ceased to form part of the assets of Elektrim;

2.	The said transfer did not constitute a “Material Breach” pursuant to Article 16.1 of the shareholders agreement between DT and Elektrim, but such a Material Breach would occur if Elektrim did not recover the shares concerned within two months of service of the Award;

3.	The Tribunal dismissed DT’s claim for a declaration that an economic impairment on the part of Elektrim existed; and

4.	The Tribunal did not have jurisdiction over Elektrim Telekomunikacja, and the claims concerning Elektrim Telekomunikacja could not be entertained in the context of the arbitration
DT withdrew its claim concerning its financial loss.
On February 2, 2005, the Award was partially recognized by a Warsaw tribunal (Regional Court — Civil Division) with regard to the first three points of the Award described above. On February 22, 2005, Elektrim Telekomunikacja appealed against this partial exequatur for breach of the provisions of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, dated June 10, 1958. On February 23, 2005, the decision was also appealed by the Public Prosecutor.
On August 3, 2005, the arbitral tribunal of Vienna rendered its decision on the costs, thereby putting a term to the procedure. Telco was charged with no cost.
In the context of proceedings launched by Elektrim Telekomunikacja concerning ownership of the PTC shares and notified to PTC on December 10, 2004, the Warsaw Tribunal (Regional Court — Commercial Division) issued on December 30, 2004, upon Elektrim Telekomunikacja’s request, an injunction prohibiting any amendment of the shareholders register held by PTC. This injunction is currently the subject of an appeal by DT and Elektrim.
In parallel with these proceedings, Elektrim attempted twice to unilaterally obtain from the Warsaw “Registry Court” an amendment of the registration of ownership of the PTC shares allocated to Elektrim Telekomunikacja, in its favor. In its decision rendered on February 10, 2005, the Warsaw Registry Court considered the claims to be unjustified with regard to the aforesaid injunction awarded on December 30, 2004 and dismissed the proceedings. Nevertheless, on February 25, 2005, the Warsaw Registry Court, based on PTC shareholders lists and deliberations by the Boards drawn up and produced by DT and Elektrim in conditions considered to be fraudulent by Elektrim Telekomunikacja, authorized the registration of Elektrim as a shareholder of PTC in lieu of Elektrim Telekomunikacja. Elektrim Telekomunikacja appealed the registration decision and filed a complaint before the Warsaw Public Prosecutor. The Warsaw Court of Appeals, by virtue of a decision dated August 26, 2005, reversed the judgment of the Warsaw Tribunal having registered Elektrim as a shareholder of PTC in the Warsaw Registry of Companies.
In October 2005, Telco after having conducted research at the Registry of Companies, discovered that Elektrim had purportedly contributed on January 31, 2005, 48% of the capital of PTC belonging to Telco, to one of Elektrim’s subsidiaries, a company named Mega, at a value far inferior to market value. The research conducted by Telco further reveled that on June 15, 2005, Elektrim pledged the shares it held in the share capital of Mega to the benefit of PAI Media, a company controlled by Mr. Zygmunt Solorz-Zak (who indirectly controls Elektrim), to guarantee a 90 million euro loan made by PAI Media to ZE PAK, another subsidiary of Elektrim. Telco has undertaken all necessary legal action in Poland to obtain the invalidation of these fictitious transactions on Telco’s participation in PTC. Civil actions have also been filed by Telco against the legal representatives of Mega, PAI Media and Elektrim. Moreover, Telco has filed a criminal complaint with the Warsaw Public Prosector.
Vivendi Universal has brought the matter before the Polish Government to demand compliance with its commitments with regard to the protection and equitable treatment of investors through the agreement between the Government of the French Republic and the People’s Republic of Poland on support and mutual protection of investments signed on February 14, 1989.
On August 22, 2003, Vivendi Universal and VTI filed a request for arbitration before an arbitration tribunal under the aegis of the London Court of International Arbitration (LCIA), against Elektrim, Elektrim Telekomunikacja and Carcom. This request arose in the context of the Third Amended and Restated Investment Agreement of September 3, 2001 (the agreement) between Elektrim, Elektrim Telekomunikacja, Carcom, Vivendi Universal and VTI. The purpose of this Agreement was to govern relations between Vivendi Universal and Elektrim within Elektrim Telekomunikacja, to organize the investment of Vivendi Universal and Elektrim Telekomunikacja in PTC, and furthermore to anticipate the consequences of the Vienna Award. The initial subject matter of the dispute was the applicability of certain provisions of the Agreement, this initial scope having been extended by Elektrim to cover its validity as a whole and by Vivendi Universal to cover breaches by Elektrim thereof.
On March 24, 2005, the LCI Arbitral Tribunal as a result of the first hearing which took place in London on March 17, 2005, issued a provisional freezing order preventing Elektrim to transfer the PTC shares, requesting Elektrim to exercise the rights related to its interests in PTC according to Elektrim Telekomunikacja’s instructions. On April 28, 2005, the arbitral tribunal confirmed this interim order. The next hearing should take place in January 2006.
On August 27, 2003, Elektrim commenced another arbitration against Elektrim Telekomunikacja, under the aegis of the Court of Arbitration of the Polish Chamber of Commerce. As Elektrim has finally recognized the jurisdiction of the Tribunal under the aegis of the LCIA, this proceeding is at the moment suspended.
In April 2005, Vivendi Universal commenced proceedings against DT in the Paris commercial Court, for wrongful termination of negotiations. In September 2004, Deutsche Telekom, without notice and without proper cause, terminated tripartite negotiations commenced one year earlier with Elektrim relating to the sale of 51% of PTC to DT. Vivendi Universal considers this sudden withdrawal to have been motivated by DT’s wish to appropriate the shares of PTC at the lowest possible cost using methods which Vivendi regards as unlawful. Vivendi Universal is claiming damages from DT, currently estimated at €2.2 billion to compensate for the losses it has suffered, and, in particular, for the loss of value in its investment in Poland caused by the behaviour of DT.
It appears that, in all likelihood, the Polish Office for the Protection of Competition (the Office) was informed of a supposed increase by Vivendi Universal of an extra 2% in Elektrim Telekomunikacja’s share capital and sent Vivendi Universal a request for information on February 5, 2004 in order to establish whether the provisions of the national law, dated December 15, 2000 on the protection of competition had or had not been violated due to failure to declare a concentration resulting from the intention of Vivendi Universal to take control of Elektrim Telekomunikacja. By a letter dated February 16, 2004, Vivendi Universal reminded the Office that it held only 49% of Elektrim Telekomunikacja, that this holding was fully in compliance with the provisions of the national competition law, and that in the event that it intended to acquire control of Elektrim Telekomunikacja it would duly inform the Office in accordance with the law. On July 22, 2004, the Office informed Vivendi Universal that no breach of the Polish competition regulations had been noted.
On November 23, 2004, the Office required precisions following information appearing in the Vivendi Universal 2004 six-month report for the period of January 1 to June 30, 2004, concerning its methods of consolidation in respect of Ymer. On December 28, 2004, Vivendi Universal responded to the Office that, following the adoption of the financial security law of August 1, 2003, new accounting criteria required to take Ymer into account for consolidation purposes, notwithstanding the absence of control over that company in the legal sense of the term and particularly with regard to the Polish Commercial and Companies Code. On April 7, 2005, the Office decided to initiate an anti-trust proceeding against Vivendi Universal.
IACI Tax Dispute:
 On June 7, 2005, Vivendi Universal, NBCU and InterActiveCorp (IACI) unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. The unwinding of IACI’s interests was funded in part through the sale of treasuries (negotiable U.S. Government debt obligations, backed by its full faith and credit) applied for the defeasance of the covenants of the VUE Class A preferred interests, the exchange of 56.6 million shares of IACI stock securing the put / call rights relating to the VUE Class B preferred interests and capital contributions of $160 million by Vivendi Universal, through its subsidiary Universal Studios Holding. Vivendi Universal’s obligations to
Vivendi Universal — IFRS — unaudited

fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resort were eliminated.
As part of the unwinding, Vivendi Universal and IACI also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and General Electric (GE) agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its right to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU.
Dispute with the IRS:
 On August 21, 2003, Vivendi Universal received formal notification from the U.S. Internal Revenue Service (“IRS”) that it is challenging the tax treatment reported by Seagram of the redemption in April 1995 of 156 million of the DuPont shares held by Seagram. The IRS is also challenging approximately $1.3 million in deductions taken by Seagram during the same tax year relating to insurance premium expenses. In total, the IRS is claiming additional tax of approximately $1.5 billion, plus interest.
Vivendi Universal has contested the IRS’s claim in U.S. Tax Court. On October 31, 2003, Vivendi Universal filed a Petition asking the Tax Court to review the IRS’s determination of the taxes allegedly owed with respect to this transaction. The IRS filed an Answer to that petition on December 18, 2003. Vivendi Universal then filed a further Reply on February 2, 2004. Vivendi Universal and the IRS have now commenced informal discovery. A Joint Status Report is to be filed by November 15, 2005, advising the Court of the status of this case.
Vivendi Universal continues to believe that the tax treatment reported by Seagram is fully compliant with U.S. tax laws in force at the time. Vivendi Universal intends to defend that tax treatment vigorously in this controversy which outcome cannot be predicted with complete certainty.
TVT:
 In March 2003, a federal court jury in New York found Island Def Jam (IDJ), a division of UMG Recordings, Inc., and Lyor Cohen, IDJ’s then Chairman, liable for breach of contract, tortious interference with contract, fraud, and copyright infringement in connection with claims asserted by TVT.
In May 2005, the same jury awarded TVT total compensatory and punitive damages of approximately $132 million. On September 2, 2003, the trial judge issued a decision reducing the $132 million award to $53.5 million. IDJ appealed this decision with the exception of the $126,000 awarded to TVT for breach of contract. Consistent with the court’s procedures for securing judgments pending appeal, IDJ deposited with the court sums totaling 111% of the judgment amounts.
On June 14, 2005, the Second Circuit Court of Appeals reversed the judgment.
TVT filed a Petition for Rehearing, which is currently pending .
SFR:
 SFR is the subject of contentious proceedings which have been served in connection with competition law, proceedings which are often common with other telecommunications service providers. The management of SFR is not in the position to determine the potential impact of the outcome of these proceedings.
NOTE 18. SUBSEQUENT EVENTS
To Vivendi Universal’s knowledge, between October 1 and November 15, 2005, there were no transactions which had a significant impact on Vivendi Universal’s financial position, earnings, operations and assets.
Vivendi Universal — IFRS — unaudited

NOTE 19. RECONCILIATION OF THE CONSOLIDATED STATEMENT OF EARNINGS PREPARED UNDER FRENCH GAAP AND THE IFRS CONSOLIDATED STATEMENT OF EARNINGS FOR THE FIRST NINE MONTHS ENDED SEPTEMBER 30, 2004
The reconciliation of the consolidated statements of financial position as at January 1, 2004 and December 31, 2004 and the consolidated statements of earnings for the year ended December 31, 2004 prepared under French GAAP and the IFRS consolidated statement of financial positions as at January 1, 2004 and December 31, 2004 and the consolidated statements of earnings for the year ended December 31, 2004 are presented in the note “IFRS 2004 transition” published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005.

	Nine Months Ended September 30, 2004
Format compliant with French		Cancellation of foreign	Elimination						Cegetel and	Reclassification	Reclassifi-		Format compliant with IFRS
accounting standards	French	currency translation	of goodwill	Revenues of	Share-based		Financial	Other	VUE as	of lines of	cation of
	GAAP	adjustment related to VUE	amorti-	telecom	compen-	Pensions	instruments	resta-	discontinued	the statement	financial	IFRS
(in millions of euros)		as at January 1, 2004	zation	operators	sation			tements	operations	of earnings	instruments

		IFRS 1	IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32/39
Please refer to the paragraph mentioned		G	A	B	C	D	E/F		G
Revenues	16,094	—	—	(249)	—	—	—	(15)	(3,071)	—	—	12,759	Revenues
Operating income	2,684	—	—	1	(26)	31	(5)	(3)	(307)	—	—	2,375	Earnings from operations
		—	—	—	—	—	—	—	—	—	73	73	Other income from ordinary activities
		—	—	—	—	—	—	—	—	(18)	—	(18)	Other charges from ordinary activities

		—	—	—	—	—	—	—	—	218	—	218	Income from equity affiliates

		—	—	1	(26)	31	(5)	(3)	(307)	200	73	2,648	Earnings before interest and income taxes
Financing expense	(389)	—	—	—	—	—	58	(17)	60	—	(63)	(351)	Interest
Other financial expenses	(426)	—	—	—	—	—	(28)	(5)	62	117	(10)	(290)	Other financial charges and income

Financing and other expenses, net	(815)	—	—	—	—	—	30	(22)	122	117	(73)	(641)	Interest and other financial charges and
													income

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates,	1,869	—	—	1	(26)	31	25	(25)	(185)	317	—	2,007	Earnings from continuing operations before income taxes
goodwill amortization and minority interests
Gain (loss) on businesses sold, net of provisions	(1,657)	2,490	—	—	—	—	—	(37)	(679)	(117)	—	—
Income tax	(244)	—	—	—	—	(11)	45	7	82	—	—	(121)	Provision for income taxes

Income (loss) before equity affiliates, goodwill amortization and minority interests	(32)	2,490	—	1	(26)	20	70	(55)	(782)	200	—	1,886	Earnings from continuing operations
Income (loss) from equity affiliates	187	—	—	—	—	—	—	2	29	(218)	—	—
Goodwill amortization	(412)	—	412	—	—	—	—	—	—	—	—	—
Impairment losses	(19)	—	—	—	—	—	—	1	—	18	—	—
									786	—	—	786	Earnings from discontinued operations

Income (loss) before minority interests	(276)	2,490	412	1	(26)	20	70	(52)	33	—	—	2,672	Earnings

Attributable to													Attributable to :
Net income (loss)	(1,082)	2,490	395	1	(26)	19	73	(53)	28	—	—	1,845	Equity holders of the parent
Minority interests	806	—	17	—	—	1	(3)	1	5	—	—	827	Minority interests
Vivendi Universal — IFRS — unaudited

          A. Business combinations (IFRS 1 / IFRS 3)
As Vivendi Universal has elected to apply the option offered by IFRS 1 not to restate business combinations which took place prior to January 1, 2004 which are not in compliance with the provisions of IFRS 3, first-time adoption of IFRS will not impact the accounting treatment adopted in the past.
In accordance with IFRS 3, goodwill is not amortized from January 1, 2004. The positive impact of this restatement on first nine months 2004 earnings under IFRS is €412 million.
          B. Revenues of telecom operators (IAS 18)
(a)	Recognition of “equipment” revenues
“Equipment” revenues of operators include sales of mobile phones in telephone packs (sales comprising a mobile phone and a telephone subscription) and mobile-only sales. The pack or the mobile phone is generally sold by the operator to the distributor which then sells it on to the future customer of the operator.
Under French GAAP, “equipment” revenues of the operator were recognized when sold to the distributor. Under IFRS, as the conditions of the sale to the distributor are determined by the conditions of the sale to the final customer, “equipment” revenues are recognized when the line is activated by the new customer. In effect, the distributor benefits from favorable terms and conditions from the operator limiting its exposure under the transaction. The operator is the principle party for the service offered (communication); it defines the specific terms and conditions and is primarily responsible for promoting its services.
In the IFRS statement of earnings for the first nine months of 2004, the impact of this restatement is a net reduction in revenues of €6 million (comprising €7 million reduction for SFR and €1 million increment for Maroc Telecom), and a reduction in cost of revenues of €7 million (comprising €8 million reduction for SFR and €1 million increment for Maroc Telecom).
(b)	Recognition of customer subsidies as a deduction from “equipment” revenues
The operator grants subsidies on sales of telephone packs and individual mobile phones (e.g. phones sold separately to a customer of the operator):
•	To new customers: “win” subsidies, representing an acquisition cost to the operator;

•	To existing customers: “loyalty” subsidies, representing a retention cost to the operator.
Under French GAAP, win subsidies were recorded in operating expenses (selling, general and administrative expenses), with the exception of the margin realized on the sale to distributors, which was cancelled. Loyalty subsidies were recognized as a deduction from “equipment” revenues, with the exception of subsidies paid on the sale of individual mobile phones, which were recognized in operating expenses.
Under IFRS, subsidies in respect of sales of telephone packs are deducted from “equipment” revenues. In effect, the sale of a telephone pack is a composite sale and the customer subsidy is a component of “equipment” revenues generated by the telecom operator, now recognized on the sale to the customer. Subsidies granted to customers on the sale of individual mobile phones are recognized in operating expenses (selling, general and administrative expenses).
In the IFRS statement of earnings for the first nine months of 2004, the impact of this restatement is a reduction in revenues of €112 million (comprising €78 million for SFR and €34 million for Maroc Telecom), offset through a reduction in Maroc Telecom Cost of revenues of €34 million and in SFR selling, general and administrative expenses of €78 million, with no net impact on earnings from operations.
(c)	Recognition of rollover minutes in pay monthly plans (“services” revenues)
The telecom operator sells certain pay monthly plans under which unused communication minutes from one month can be carried forward to the next month.
Under French GAAP, rollover minutes in pay monthly plans were accrued for based on their cost price. Under IFRS, rollover minutes are recognized in telephone revenues for the amount they represent on the effective consumption of these minutes or when they expire.
In the IFRS statement of earnings for the first nine months of 2004, the impact of this restatement is not significant.
(d)	Accounting of revenues from toll numbers
Sales of services to customers, managed by SFR and Maroc Telecom on behalf of content providers (mainly toll numbers) are presented net of related expenses. Under French GAAP, this change in presentation was applied in the fourth quarter of 2004.
In IFRS statement of earnings for the first nine months of 2004, the impact of this restatement is a reduction in revenues of €129 million (comprising €128 million for SFR and €1 million for Maroc Telecom).
          C. Share-based compensation (IFRS 2)
Adoption of IFRS 2 (share-based compensation) changes the recognition method for stock-option plans (stock purchase and subscription options granted by Vivendi Universal to its employees and those of its subsidiaries) and Group savings plans (share capital increases reserved for current and retired employees of Vivendi Universal and its subsidiaries). Vivendi Universal has elected for early adoption of this standard as at January 1, 2004. Only plans issued after November 7, 2002 with rights vesting after January 1, 2004 are restated. This concerns:
•	Stock-option plans granted in 2003 and 2004 and all future plans;

•	Group savings plans opened to subscription in 2004 and all future plans.
In accordance with IFRS 2, the benefit awarded to employees on the granting of stock options (value of the option at the grant date) and the subscription of Group savings plan (maximum discount of 20%) represents additional compensation. This additional compensation is recognized as an employee expense, spread over the benefit vesting period:
•	Group savings plan: immediately, on subscription;

•	Stock-option plans: over a 3-year period, by one-third block, in accordance with Vivendi Universal plan rules.
(a)	Stock option plans
Vivendi Universal uses a binomial model to measure the employee expense relating to the options granted. The fair value of these options determined on their respective grant dates represents deferred compensation of €75 million, with no net impact on equity in the transitional statement of financial position as at January 1, 2004. This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:

•	Rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%

•	Rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%

•	Rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%
(b)	Group savings plan
The accounting expense is equal to the discount granted to current and retired employees, that is the difference between the share subscription price and the share price on the grant date, recognized on the plan subscription date.
(c)	Impact on the IFRS statement of earnings for the first nine months of 2004
The expense recognized in respect of share-based compensation is €26 million. It concerns exclusively stock options that vested in the first nine months of 2004. This impact is presented in the statement of earnings in selling, general and administrative expenses. This expense does not involve a cash outflow and is offset through a consolidated reserves account.
          D. Pension and retirement benefit obligations (IFRS 1 / IAS 19)
The measurement and recognition of pension and retirement benefit obligations as described in Note 1 “Summary of significant accounting policies and practices” and Note 15 “Employee benefit plans as at December 31, 2004, 2003 and 2002” to the French GAAP consolidated financial statements for the year ended December 31, 2004, comply with the rules laid down in IAS 19 (Employee benefits), with the exception of pension past service costs which are spread over the average residual life under French GAAP.
However, pursuant to IFRS 1, Vivendi Universal has elected to recognize as at January 1, 2004 actuarial gains and losses not yet recognized in the statement of financial position through consolidated equity. This option resulted in the recognition of net actuarial losses through equity in the transitional statement of financial position as at January 1, 2004 for the amount of -€279 million, net of deferred tax (-€423 million before deferred tax).
This restatement of actuarial losses and past service cost in the transitional statement of financial position as at January 1, 2004 results in a reduction in the cost of pensions and severance payments on retirement recognized in earnings from operations. This saving is €31 million, before deferred tax, in the IFRS statement of earnings for the first nine months of 2004.
          E. ORA and OCEANE bonds (IAS 32 / 39)
The notes mandatory redeemable for shares (ORA) issued by Vivendi Universal in November 2002 and the convertible or exchangeable bonds (OCEANE) issued by Vivendi Universal in January 1999 are compound financial instruments that, according to IAS 32, include a liability component and an equity component (please refer to Note 1 “Summary of significant accounting policies and practices”).
In the IFRS statement of earnings for the first nine months of 2004, interest savings recognized in the interest total €58 million. The restatements relating to the OCEANE bonds do not impact the IFRS statement of earnings due to their redemption on January 2, 2004.
          F. Derivative financial instruments (IAS 32 / 39)
Under French GAAP, derivates were recognized at the lower of fair value and historical cost. In accordance with the rules laid down in IAS 39 concerning financial instruments, derivatives are measured at fair value in the statement of financial position. Gains and losses resulting from the marking-to-market at the period end of non-hedging derivatives are recognized in earnings, under “Other financial charges”.
Under French GAAP, gains and loss resulting from the remeasurement of derivatives classified for accounting purposes as hedging instruments were deferred until the gains or losses generated by the hedged items are effectively realized. In order to qualify for the more restrictive fair value hedge accounting under IFRS, financial instruments must present the following characteristics: (i) there is formal designation and documentation of the hedging relationship at the inception date; and (ii) the hedge is expected to be highly effective, with this effectiveness reliably measured and demonstrated throughout the hedging relationship initially determined.
In addition, IAS 39 requires the separate recognition of embedded derivatives, such as call options included in convertible bonds, in the same way as other derivatives. These derivatives were not recognized under French GAAP.
In the IFRS statement of financial position, derivatives are recognized at fair value in derivative instruments in assets and Long-term borrowings and other financial liabilities, depending on whether they are positive or negative. Given the particularly strict rules in IAS 32 governing the offset of financial assets and liabilities and depending on the instruments used, it is generally impossible to offset assets and liabilities relating to derivatives. These rules therefore result in a considerable increase in other assets and liabilities in the statement of financial position.
Changes in derivative fair values under IAS 32/39 have a negative impact on first nine months 2004 earnings under IFRS of €28 million before deferred tax, recognized in “Other financial charges”.
          G. Discontinued operations
Vivendi Universal Entertainment
On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company (NBC) and Vivendi Universal Entertainment (VUE). This transaction, which was completed on May 11, 2004, resulted from an accounting standpoint, in the divestiture of 80% of Vivendi Universal’s interest in VUE and the concurrent acquisition of a 20% interest in NBC. The new company, called NBC Universal (NBCU), is 80% owned by GE and 20% controlled by Vivendi Universal which has equity accounted for NBCU since May 12, 2004, with an ownership interest of 18.5%.
Due to the October 2003 agreement, VUE’s assets and liabilities are recorded in compliance with IFRS 5 as assets and liabilities held for sale, since that date. In the IFRS opening consolidated statement of financial position as at January 1, 2004, VUE’s assets and liabilities were deconsolidated and presented in the amount of 80% of the carrying value as assets held for sale and liabilities relating to assets held for sale, and in the amount of 20% of the carrying value as investments in equity affiliates.
Moreover, pursuant to IFRS 5, the portion of VUE’s tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized as at October 8, 2003.
In the statement of earnings for the first nine months of 2004, VUE’s income and expenses for the period from January 1, 2004 and May 11, 2004 were deconsolidated and presented in the amount of 80% of their net value in earnings from discontinued operations and in the amount of 20% in income from equity affiliates. As at May 12, 2004, NBC Universal’s earnings is equity-accounted in the amount of 20%, as it was under French GAAP.

Under IFRS, the divestiture of 80% of VUE generated a capital gain due to the elimination of the foreign currency translation adjustment on this stake as at January 1, 2004:

Nine Months Ended
(In millions of euros)	September 30, 2004

Capital loss under French GAAP	(1,739)
Cancellation of foreign currency translation adjustment as at January 1, 2004	2,490
Other IFRS adjustments, net	(100)

Capital gain under IFRS	€651

Cegetel S.A.S.
Following Cegetel and neuf telecom merger announced in May 11, 2005 and closed in August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5. Accordingly in the statement of earnings for the first nine months of 2004, Cegetel S.A.S.’s net income and expenses were deconsolidated as at January 1, 2004 and presented in the amount of 72% in earnings from discontinued operations and in the amount of 28% in income from equity affiliates.